AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1997



                                                     Registration No.  333-37289



                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                  AMENDMENT NO. 1 TO
                                      FORM SB-2


               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                 EIP MICROWAVE, INC.
                    (Name of small business issuer in its charter)



         DELAWARE                      3825                      95-2148645

(State or jurisdiction of  (Primary Standard Industrial       (I.R.S. Employer
    incorporation or        Classification Code Number)      Identification No.)
                                   organization)

                                    3 Civic Plaza
                                      Suite 265
                           Newport Beach, California 92660
                                     714-720-1766
                           (Address and telephone number of
                             principal executive offices)

                                1745 McCandless Drive
                              Milpitas, California 95035
                                     408-945-1477
                      (Address of principal place of business)

                                   Lewis R. Foster
                                1745 McCandless Drive
                              Milpitas, California 95035
                                     408-945-1477
              (Name, address and telephone number of agent for service)

                                      Copies to:
                              Michael E. Johnson, Esq.,
                         Bainbridge Group, A Law Corporation
                          18301 Von Karman Avenue, Suite 410
                               Irvine, California 92612
                                     714-442-6600

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.[   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.[   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]

                           CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------
 Title of each   Amount to be    Proposed        Proposed
 class of        registered      maximum         maximum         Amount of
 securities                      offering price  aggregate       registration
 to be                           per share       offering price  fee
 registered
--------------------------------------------------------------------------------
 Common Stock,   1,699,628       $1.70           $2,889,368      $875.57*
 par value
 $0.01
 per share
--------------------------------------------------------------------------------



/*/ The registration fee is calculated pursuant to Rule 457(o). A registration fee of $714.62 was paid upon the filing of the initial registration statement on October 6, 1997. Accordingly, an additional registration fee of $160.95 is being paid upon the filing of this amended registration statement.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                                     PROSPECTUS
                                 EIP MICROWAVE, INC.

                           1,699,628 Shares of Common Stock
                             (Par value, $0.01 per Share)


                                   RIGHTS OFFERING


         EIP Microwave, Inc., a Delaware corporation (the "Company"), offers 1,699,628 shares (the "Shares") of its Common Stock, $0.01 par value, at $1.70 per Share to its stockholders of record on November 7, 1997 (the "Record Date") who reside in states either where state registration of this offering is not required or, if required, in the judgment of the Company can reasonably be effected ("Stockholders of Record"). Each Stockholder of Record's right to subscribe is not transferable. See "Prospectus Summary--The Rights Offering, --Method of Exercising Rights" for information on how to subscribe.

         The Company's Common Stock is quoted on the NASD's Bulletin Board under the symbol "EIPM". On November 7, 1997, the closing bid and closing ask prices of the Company's Common Stock were $2.15 and $3.00, respectively.

THE RIGHTS WILL EXPIRE AT 5:00 P.M., CALIFORNIA TIME, ON DECEMBER 15, 1997, UNLESS EXTENDED BY THE COMPANY. IN NO EVENT WILL THE EXPIRATION DATE BE EXTENDED BEYOND MARCH 7, 1997. FAILURE TO EXERCISE RIGHTS COULD RESULT IN
SUBSTANTIAL DILUTION TO NON-EXERCISING STOCKHOLDERS.   SEE "RISK
FACTORS--DILUTION FROM RIGHTS OFFERING."

         The Rights Offering is being made on an any or all basis, which means that the Company may accept any subscription received even if all 1,699,268 Shares offered are not purchased. See "Risk Factors--No Minimum Size of Rights Offering." J. Bradford Bishop, Chairman and Chief Executive Officer of the Company, and John F. Bishop, Vice Chairman, Secretary and Treasurer of the Company, both of whom are principal stockholders and members of the Board of Directors of the Company, have committed to the Company that they will subscribe for at least $1,360,000 in Common Stock in the Rights Offering if other stockholders purchase at least $800,000 in Common Stock in the Rights Offering. See "Risk Factors--Control by Management and Principal Stockholders", and --"Dilution from Rights Offering."

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
                     Price to Public     Underwriting        Proceeds to Issuer
                                         Discounts and       (1)
                                         Commissions
--------------------------------------------------------------------------------
 Per Share           $1.70               $0                  $1.70
--------------------------------------------------------------------------------
 Total: 1,699,628    $2,889,368          $0                  $2,889,368
 Shares
--------------------------------------------------------------------------------

(1) Before deducting estimated expenses of the offering of $63,000 payable by the Company.

                  The date of this Prospectus is November 10, 1997.

The Company is a "reporting company," as such term is employed in the Securities Exchange Act of 1934. It is not listed on any exchange, and its Common Stock is not eligible for quotation on the NASDAQ SmallCap Market ("NASDAQ") but is quoted on the NASD's "Bulletin Board." Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648, 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission; the address of such site is http://www.sec.gov.


                                ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered by this Prospectus. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits listed in the Registration Statement. The Registration Statement can be examined at the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained upon payment of the prescribed fees.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company's principal place of business: EIP Microwave, Inc., 1745 McCandless Drive, Milpitas, CA 95035-8024,
Attn:  Lewis R. Foster, Tel. (408) 945-1477.


         The Company's Common Stock is not listed on any exchange. See "Risk Factors--Delisting from NASDAQ."

                                  TABLE OF CONTENTS


Contents                                                                    Page


Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
    The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
    The Rights Offering. . . . . . . . . . . . . . . . . . . . . . . . . . . 1
    Method of Exercising Rights. . . . . . . . . . . . . . . . . . . . . . . 2
    Opportunity to Increase Holdings . . . . . . . . . . . . . . . . . . . . 2
    Avoiding Dilution. . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
    Recurring Material Losses and Accumulated Deficit. . . . . . . . . . . . 2
    Future Cash Requirements . . . . . . . . . . . . . . . . . . . . . . . . 3
    Repayment of Existing Debt . . . . . . . . . . . . . . . . . . . . . . . 3
    Dependence on New OEM Relationship . . . . . . . . . . . . . . . . . . . 4
    Dependence on Government Contractors . . . . . . . . . . . . . . . . . . 4
    Dependence on Key Suppliers. . . . . . . . . . . . . . . . . . . . . . . 4
    Uncertainty of Product Development and Introduction. . . . . . . . . . . 4
    Competition. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
    Dependence on Key Personnel. . . . . . . . . . . . . . . . . . . . . . . 5
    Control by Management and Principal Stockholders . . . . . . . . . . . . 5
    Offering Price Not Based on Actual Value . . . . . . . . . . . . . . . . 5
    Dividends Not Likely . . . . . . . . . . . . . . . . . . . . . . . . . . 5
    Dilution from Rights Offering. . . . . . . . . . . . . . . . . . . . . . 6
    Possible Future Dilution . . . . . . . . . . . . . . . . . . . . . . . . 6
    No Minimum Size of Rights Offering . . . . . . . . . . . . . . . . . . . 6
    Possible Extension of Expiration Date. . . . . . . . . . . . . . . . . . 6
    Delisting from Nasdaq. . . . . . . . . . . . . . . . . . . . . . . . . . 6
    Limited Trading Volume and Volatility of Stock Price in Public Market. . 7
    Market Restrictions on Broker-Dealers. . . . . . . . . . . . . . . . . . 7
    Potential Anti-Takeover Effects of Delaware Law. . . . . . . . . . . . . 7
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Determination of Offering Price. . . . . . . . . . . . . . . . . . . . . . . 8
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
    The Rights Offering. . . . . . . . . . . . . . . . . . . . . . . . . . . 8
    Subscription Expiration Date . . . . . . . . . . . . . . . . . . . . . . 8
    Basic Subscription Rights. . . . . . . . . . . . . . . . . . . . . . . . 8
    Method of Exercising Rights. . . . . . . . . . . . . . . . . . . . . . . 8
         Payment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
         Purchase and Sale of Rights . . . . . . . . . . . . . . . . . . . . 9
         Delivery of Certificates. . . . . . . . . . . . . . . . . . . . . . 9
         Over-Subscription Privilege . . . . . . . . . . . . . . . . . . . . 9
    Information Agent. . . . . . . . . . . . . . . . . . . . . . . . . . . .10
Market for the Company's Common Stock and Related Stockholder Matters  . . .10
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11
    General/Products . . . . . . . . . . . . . . . . . . . . . . . . . . . .11
    Markets/Principal Customers. . . . . . . . . . . . . . . . . . . . . . .12
    Methods of Distribution. . . . . . . . . . . . . . . . . . . . . . . . .12
    Competition. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
    Research, Development and Engineering. . . . . . . . . . . . . . . . . .13
    Raw Materials. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13
    Employees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13
    Patents, Copyrights, Trademarks and Intellectual Property. . . . . . . .13
    Government Approval of Principal Products. . . . . . . . . . . . . . . .14
    Effect of Existing or Probable Governmental Regulations. . . . . . . . .14
    Compliance with Provisions on Environmental Protection . . . . . . . . .14

    Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14
    Bank Line of Credit. . . . . . . . . . . . . . . . . . . . . . . . . . .14
    Bishop Family Trust Loan Facility. . . . . . . . . . . . . . . . . . . .15
    Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . . .16
    Acquisition Discussions. . . . . . . . . . . . . . . . . . . . . . . . .16
Management's Discussion and Analysis of Results of Operations and Financial
 Condition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .16
    Results of Operations. . . . . . . . . . . . . . . . . . . . . . . . . .16
    Financial Condition. . . . . . . . . . . . . . . . . . . . . . . . . . .17
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18
    Directors, Executive Officers and Key Employees. . . . . . . . . . . . .18
    Compensation of Directors. . . . . . . . . . . . . . . . . . . . . . . .19
    Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . .19
         Option Grants in Fiscal 1996. . . . . . . . . . . . . . . . . . . .20
         Aggregate Option/SAR Exercises in Fiscal 1996 and FY-End
          Option/SAR Values. . . . . . . . . . . . . . . . . . . . . . . . .21
Interest of Management and Others in Certain Transactions. . . . . . . . . .21
    Commitment of the Bishops to Purchase Common Stock in Rights Offering. .21
    Bishop Family Trust Loan Facility. . . . . . . . . . . . . . . . . . . .22
    Subordinated Loan. . . . . . . . . . . . . . . . . . . . . . . . . . . .22
    Bridge Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .22
    Employment Agreement . . . . . . . . . . . . . . . . . . . . . . . . . .22
    Legal Counsel. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
Security Ownership of Certain Beneficial Owners and Management   . . . . . .23
Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . . .25
    Authorized Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Dividend Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Liquidation Rights . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Preemptive Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Dissenter's Rights . . . . . . . . . . . . . . . . . . . . . . . . . . .25
    Certain Anti-Takeover Provisions . . . . . . . . . . . . . . . . . . . .26
    Transfer Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Legal Matters and Interests of Counsel . . . . . . . . . . . . . . . . . . .26
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Change in Accountants. . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
    Disclosure of Commission Position on Indemnification for Securities
     Act Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

                                  PROSPECTUS SUMMARY


THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS.


THE COMPANY

          EIP Microwave, Inc., a Delaware corporation (the "Company"), is engaged in the development, manufacture and sale of high frequency microwave and radio frequency (RF) test and measurement instruments. The Company's principal executive offices are located at 3 Civic Plaza, Suite 265, Newport Beach, CA 92660, Tel. (714) 720-1766.


          The Company recently introduced a new line of microwave frequency counters which it began distributing in October 1997, on a private label basis worldwide through an OEM relationship with Hewlett-Packard Company ("Hewlett-Packard"). The Company also recently received a five-year indefinite quantity, fixed price subcontract from ManTech Systems Engineering Corporation, a government contractor ("ManTech"), for the supply of RF synthesized signal generators and RF down converters, with total sales value to the Company that could range from approximately $3.5 to $20 million. Further, management expects that current development efforts will result in the introduction of test instrumentation for the wireless telecommunications market in 1998. The proceeds from the Rights Offering will assist the Company in meeting the cash requirements to continue its business and pursue these opportunities through fiscal 1998. See "The Company--General Products," "--Markets/Principal Customers," "--Methods of Distribution" and "--Research, Development and Engineering."


THE RIGHTS OFFERING


          The Company offers 1,699,628 shares (the "Shares") of its Common Stock, $0.01 par value, to its stockholders of record on November 7, 1997 (the "Record Date"), who reside in states either where state registration of this offering is not required or, if required, in the judgment of the Company can reasonably be effected ("Stockholders of Record"). The Shares are offered at a purchase price of $1.70 per Share (the "Subscription Price").

          The Rights Offering entitles the Stockholders of Record to subscribe at the Subscription Price for Shares on the basis of four Shares for each share of Common Stock held on the Record Date (the "Basic Subscription Rights"). In addition, each Stockholder of Record may over-subscribe to purchase as many additional Shares as desired. If there are not sufficient Shares to honor all over-subscriptions, the available Shares will be allocated among those who over-subscribe based solely on the number of shares subscribed for by each over-subscribing holder pursuant to the Basic Subscription Rights.

          J. Bradford Bishop, Chairman and Chief Executive Officer of the Company, and John F. Bishop, Vice Chairman, Secretary and Treasurer of the Company, both of whom are principal stockholders and members of the Board of Directors of the Company, have committed to the Company that they will subscribe for at least $1,360,000 in Common Stock in the Rights Offering if other stockholders purchase at least $800,000 in Common Stock in the Rights Offering. See "Risk Factors--Control by Management and Principal Stockholders", and --"Dilution from Rights Offering."


          The Rights Offering is being made directly by the Company to its Stockholders of Record. No underwriters are involved. No commissions are being paid. All net proceeds from subscriptions go directly to the Company in their entirety.


          Common Stock offered               1,699,628 shares
          Common Stock to be outstanding
            after the offering               2,124,535 shares (1)
          Use of proceeds                    Develop new products, fund working
                                             capital requirements and repay
                                             debt.

(1) Assuming all the Shares offered herein are subscribed and sold.

METHOD OF EXERCISING RIGHTS


          Stockholders of Record may not transfer their rights to purchase the Shares. Subscriptions must be made in writing by completing and signing the enclosed subscription agreement and mailing or delivering it, with a good and sufficient check for the subscribed amount, to the Company. Completed subscription agreements and checks must, in any event, be received by the Company no later than 5:00 P.M., California time, on December 15, 1997, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date").


          Checks should be made payable to "EIP MICROWAVE, INC." Should the offering be oversubscribed, the Company will promptly return to subscribers that portion of their subscription amounts that could not be filled, without any interest.

OPPORTUNITY TO INCREASE HOLDINGS


          While brokerage costs and commissions vary among brokerage firms, a $25 minimum cost per transaction is in the lower range of such costs. Based on the Subscription Price of $1.70, a holder of fewer than fifteen shares would lose money in a sale of his present shares. The Rights Offering thus provides an opportunity for these holders of a few shares to increase their holdings to an amount which is a commercially marketable number of shares. No broker's commission is involved in a purchase of shares in the Rights Offering.


AVOIDING DILUTION


          Each Stockholder of Record may avoid dilution of his or her percentage interest in the Company by subscribing for all Shares subject to his or her
Basic Subscription Rights.   See "Risk Factors--Dilution from the Rights
Offering."


                                     RISK FACTORS

          AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, IN ADDITION TO THE INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND THE COMMON STOCK OFFERED HEREBY. THESE RISK FACTORS COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT MADE BY OR ON BEHALF OF THE COMPANY.

RECURRING MATERIAL LOSSES AND ACCUMULATED DEFICIT


          The Company operated at a loss of $453,000 in the fiscal year ended September 30, 1994, made a profit of $125,000 in the fiscal year ended September 30, 1995, operated at a loss of $493,000 in the fiscal year ended September 30, 1996, and operated at a loss of $793,000 in the nine months ended June 30, 1997. Management of the Company expects that the loss for the fiscal year ended September 30, 1997 will be approximately $1,285,000. Net cash used in operations and investing activities by the Company in the fiscal years ended September 30, 1994, 1995 and 1996, was $36,000, $85,000 and $89,000,
respectively. Net cash used in such activities in the nine months ended June 30, 1997 was $796,000, and management expects that net cash used in such activities by the Company for the fiscal year ended September 30, 1997, will be
approximately $1,050,000.   At the end of fiscal year 1996, the Company's
retained earnings were $374,000, and stockholders' equity was $1,227,000. At June 30, 1997, the Company's accumulated deficit was $419,000, and stockholders'
equity was $434,000.   Management expects that, at September 30, 1997, its
accumulated deficit will be approximately $900,000, and stockholders equity will be approximately ($60,000). The Company had no indebtedness at September 30, 1994. At September 30, 1995 and 1996, the Company's ratio of interest-bearing indebtedness to total interest-bearing indebtedness and stockholders' equity was 1% and 20%, respectively. This ratio at June 30, 1997, was 73%, and management expects that, at September 30, 1997, this ratio will be approximately 105%. There can be, and is, no assurance that profitable operations and positive cash flow can be achieved or maintained or that any funds obtained from the offering described herein will be sufficient to carry the Company to a time when profitable operations and positive cash flow should sustain the Company. Continued losses could negatively impact the Company's working capital and the extension of credit by its lenders and could cause such lenders to declare a default under the Company's loan agreements, and declare all outstanding loans immediately due and payable. See "Risk Factors--Repayment of Existing Debt."

          The report of Price Waterhouse LLP on the Company's financial statements for the year ended September 30, 1996 has been reissued with dual dates of December 23, 1996 and October 23, 1997. The reissued report includes an explanatory paragraph to express substantial doubt regarding the Company's ability to continue as a going concern. There can be no assurance that the Company will not continue to incur significant operating losses or that required additional financing will be available to meet the Company's business plan in fiscal 1998 and beyond.


FUTURE CASH REQUIREMENTS


          The Company believes that borrowings under existing or replacement debt facilities and proceeds from the Rights Offering in an aggregate amount equal to approximately $3,500,000 will be necessary to satisfy the Company's cash requirements for implementing its business plan during the remainder of the fiscal year ending September 30, 1998. The actual cash resources required will depend upon numerous factors, including those described under "Risk Factors--Dependence on New OEM Relationship," "--Dependence on Government Contractors," and "--Uncertainty of Product Development and Introduction", and the cash requirements could be materially greater than $3,500,000. The Company expects to meet such cash requirements with borrowings under its existing or replacement debt facilities, and proceeds from the Rights Offering. There is no assurance that the Company will be successful in obtaining all such capital from the Rights Offering or from such debt facilities. If the Company is unable to obtain such capital from the Rights Offering or from such debt facilities on a timely basis, the Company will be required to significantly curtail its planned operations and its business, financial condition and results of operations could be materially adversely affected.

DEFAULT UNDER BANK LINE

          At November 7, 1997, the Company had outstanding borrowings in the aggregate principal amount of $179,000 under its $500,000 bank line of credit (the "Bank Line") with Silicon Valley Bank ("SVB"), and the Company was in default of certain financial covenants under the Bank Line. See "The
Company--Bank Line of Credit."   As a result of the default, SVB has the right
to declare all outstanding amounts under the Bank Line immediately due and payable. The Company is engaged in ongoing discussions with SVB concerning the Bank Line, and SVB has made a non-binding proposal to the Company to, among other things, amend the Bank Line to, among other things, modify the financial covenants and allow the Company to receive advances under the Bank Line, increase the interest rate charged to SVB's prime rate plus 5% per annum, and change the expiration date for the Bank Line to January 31, 1998. There can be no assurance that the Company and SVB will enter into an amendment of the Bank Line in accordance with the non-binding proposal. The Company is continuing to pursue discussions with other lenders concerning a replacement working capital facility; however, there can be no assurance that the Company will be able to obtain a satisfactory working capital facility. Even if the Company is able to obtain a working capital facility from another lender, there can be no assurance as to the terms of such facility; and the terms of such facility could be even less attractive to the Company than the terms of the existing Bank Line or the non-binding proposal from SVB. If the Company is unable to obtain a satisfactory working capital facility, the Company and its business could be materially adversely affected.


REPAYMENT OF EXISTING DEBT


     In addition to the Bank Line, the Company has a $1,450,000 term and revolving advance loan facility with the Bishop Family Trust which expires in October 1998. At November 7, 1997, the Company had outstanding borrowings in the aggregate principal amount of $1,100,000 under the Bishop Family Trust Loan Facility. All such loans are payable in full upon expiration. See "The Company--Bank Line of Credit" and "--Bishop Family Trust Loan Facility". There can be no assurance that the Company will be able to extend, repay or refinance its loans under the Bank Line or the Bishop Family Trust Loan Facility. Further, such loans are subject to various covenants relating to the Company's performance and financial condition. If the Company does not maintain compliance with such covenants, the lenders have the right to declare all outstanding amounts immediately due and payable. At November 7, 1997 the Company was in default under the Bank Line, and there can be no assurance that the Company will be able to maintain compliance with the covenants under the Bishop Family Trust Loan Facility.

DEPENDENCE ON NEW OEM RELATIONSHIP


          The Company recently introduced a new line of microwave frequency counters which it began distributing in October 1997, on a private label basis worldwide through an OEM relationship with Hewlett-Packard Company ("Hewlett-Packard"). The Company expects that this OEM relationship will account for more than 15% of its revenues in fiscal year 1998. However, Hewlett-Packard is not obligated to purchase a minimum quantity of products, and the failure of Hewlett-Packard to purchase the product quantity expected by the Company would have a material, negative impact upon the Company's business and prospects of profits. There can be no assurance that the Company will be able to maintain a successful relationship with Hewlett-Packard and generate revenues or profits from the relationship.


DEPENDENCE ON GOVERNMENT CONTRACTORS


          Approximately 35% of the Company's revenues in the last two fiscal years have been derived from the sale of products to government contractors.
The Company recently received a five-year indefinite quantity, fixed price supply subcontract from ManTech Systems Engineering Corporation, a government contractor ("ManTech"), for the supply of RF synthesized signal generators and RF down converters, with total sales value to the Company that could range from approximately $3.5 to $20 million. The Company has received an initial purchase order under the subcontract in the amount of $227,000. Further production purchase order releases under the subcontract are subject to satisfactory completion of field testing of the U.S. Marine Corps' Third Echelon Test Set
(TETS) systems and the Company's components. The Company will incur substantial expenses in preparing to satisfy its obligations under this subcontract. However, despite the incurrence of such expenses, this and other subcontracts with government contractors are subject to cancellation provisions in favor of the government contractor. The subcontract with ManTech is subject to termination by ManTech in the event the government terminates its contract with ManTech. Further, this subcontract can be terminated if the Company's components do not satisfy field testing requirements or the Company otherwise defaults under the subcontract. There can be no assurance that such subcontracts will not be canceled. Further, there can be no assurance that the Company will receive additional subcontracts from government contractors.


DEPENDENCE ON KEY SUPPLIERS


          A number of the Company's products require specialized components currently available only through single sources of supply. The loss of any of these sources, or the inability of any such source to meet the Company's production and quality control requirements, could be detrimental to the Company with respect to the specific products involved. If any of the Company's single source suppliers is not able to deliver these specialized components, the Company would be required to implement alternative supply strategies (such as changing to one or more other suppliers, which could require product design or specification changes and would likely cause delays in shipment of the Company's products) or discontinue sales of the affected products.


UNCERTAINTY OF PRODUCT DEVELOPMENT AND INTRODUCTION


          The Company's success depends to a large degree on its ability to develop and introduce in a timely manner new or updated products which are affordable, functional in purpose, distinctive in quality and design and tailored to the purchasing patterns of the Company's customers and potential customers. Misjudgments as to customer interest in new or updated products could lead to excess inventories and markdowns and could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that new products under development will be successfully developed and introduced. Further, due to the uncertainty associated with any product development and introduction (such as delays in development and lack of market acceptance of a new product), there can be no assurances that the Company's development and introduction efforts will be successful. If products under development are not successfully introduced, the Company's business, financial condition and results of operations would be materially adversely effected.


COMPETITION

          The markets in which the Company's products are sold have become increasingly competitive. Most of the Company's principal competitors have substantially greater financial resources. The Company's results of operations can be significantly affected by pricing pressures arising from customer demand and pricing strategies by the Company's competitors, and the timing and market acceptance of new product introductions by competitors of the Company. There can be no assurance that pricing pressures will not have a material adverse effect on the Company, or that the Company's competitors will not succeed in developing products that would render the Company's technology and products obsolete and noncompetitive.

DEPENDENCE ON KEY PERSONNEL

          The loss of the services of any of the Company's management and other key employees, for any reason, may have a materially adverse effect on the prospects of the Company. See "Management--Directors, Executive Officers and Key Employees."

CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS


          J. Bradford Bishop, a member of the Board of Directors and Chairman and Chief Executive Officer of the Company, is the son of John F. Bishop, a member of the Board of Directors and Vice Chairman, Secretary and Treasurer of the Company. J. Bradford Bishop and John F. Bishop (together, the "Bishops") beneficially own 191,400 shares of Common Stock in the aggregate, representing approximately 45% of the currently outstanding shares of Common Stock (excluding outstanding options to purchase Common Stock). If outstanding options are included, the Bishops beneficially own 196,400 shares of Common Stock, representing approximately 46% of the currently outstanding shares of Common Stock. In addition, John F. Bishop is a trustee of the Bishop Family Trust, which has entered into loan facilities providing for up to $1,450,000 in loans
to the Company.  See "The Company--Bishop Family Trust Loan Facility."   By
virtue of such stock ownership and their position with the Company, the Bishops may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership and lending relationship could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company without the approval of the Bishops. This concentration of ownership would also enable the Bishops to acquire all Common Stock of the Company with a smaller incremental investment than would be required of other potential third party acquirors. Further, the Bishops have committed to the Company that they will subscribe for at least $1,360,000 in Common Stock in the Rights Offering if other stockholders purchase at least $800,000 in Common Stock in the Rights Offering. If other stockholders do not exercise their Basic Subscription Rights in full, the Bishops could substantially increase their pro rata ownership of the Company's Common Stock. See "Risk Factors--Dilution from Rights Offering."


OFFERING PRICE NOT BASED ON ACTUAL VALUE


          The price at which the Common Stock is being sold is not based on an independent valuation of the Company or its assets or other recognized criteria of investment value. The Subscription Price does not indicate that the Common
Stock has a value of or could be resold at that price.    In addition, the
Subscription Price of $1.70 is significantly less than the price at which the Common Stock has traded at various times during the last twelve months, and represents a 28% discount to the average closing price of the Common Stock in the 30 days prior to the Record Date. The effect of the Rights Offering will likely be to decrease the current market value of the Common Stock. See "Determination of Offering Price."


DIVIDENDS NOT LIKELY

          Dividends have not been paid on the Company's Common Stock in more than six years. For the foreseeable future it is anticipated that earnings which may be generated from operations of the Company, if any, will be used to finance the growth of the Company and repay debt and that cash dividends will not be paid to holders of the Common Stock. Under the terms of agreements with the Company's senior and subordinated lenders, the Company may not pay or declare dividends without the lenders' prior written consent.

DILUTION FROM RIGHTS OFFERING


          Stockholders who do not exercise their Basic Subscription Rights will realize a dilution of their percentage voting interest and ownership interest in future net earnings, if any, of the Company. The amount of dilution will depend on the number of shares of Common Stock purchased by other stockholders in the Rights

Offering. The Bishops have committed to the Company that they will subscribe for at least $1,360,000 in Common Stock in the Rights Offering if other stockholders purchase at least $800,000 in Common Stock in the Rights Offering. Assuming the Bishops purchase $1,360,000 of Common Stock and other stockholders only purchase $800,000 of Common Stock, the Bishops would beneficially own approximately 58% of the Company's Common Stock, and the effective percentage ownership of any non-exercising stockholder will be reduced by approximately
75%.   The dilutive impact on non-exercising stockholders will be even greater if the Bishops or other stockholders purchase additional shares. If all stockholders fully exercise their Basic Subscription Rights, the effective percentage ownership of each stockholder will remain unchanged.


POSSIBLE FUTURE DILUTION


          In addition to the shares registered for the Rights Offering described herein, the Company earlier registered 200,000 shares of Common Stock which will be available for issuance upon exercise of options granted or to be granted under the Company's Second Amended and Restated 1994 Stock Option Plan.
Further, the Company has the right to issue additional shares of Common Stock to the Bishop Family Trust in lieu of cash payment of facility fees. See "The Company--Bishop Family Trust Loan Facility". The issuance of any such additional shares would dilute the percentage ownership and could dilute the net tangible book value per share of stockholders of the Company. Further, if additional financing is required, additional dilution may take place.


NO MINIMUM SIZE OF RIGHTS OFFERING


          The Rights Offering is being made on an any or all basis, which means that the Company may accept any subscription received even if all 1,699,628 Shares offered are not purchased. Although the Bishops have committed to the Company that they will subscribe for at least $1,360,000 in Common Stock in the Rights Offering if other stockholders purchase at least $800,000 in Common Stock in the Rights Offering, there is no minimum amount of proceeds required for the Company to consummate the Rights Offering. For example, the Company may realize no proceeds from the Rights Offering or only a minimal amount of proceeds that would not result in a material improvement in the Company's ability to meet its operating objectives. Approximately $610,000 of the funds committed by the Bishops in the Rights Offering will be used by the Company to repay debt under the Bishop Family Trust Loan Facility. Proceeds from the purchase of Common Stock by other stockholders in the Rights Offering may also be used to repay debt under the Bishop Family Trust Loan Facility. See "Use of Proceeds" and "The Company--Bishop Family Trust Loan Facility." Even if other stockholders purchase $800,000 in Common Stock and the Bishops purchase $1,360,000 in Common Stock in the Rights Offering, the Company will still need additional funds from the Rights Offering or other sources to meet its cash needs for fiscal 1998. No assurances can be given as to the amount of gross proceeds that the Company will realize from the Rights Offering, or the adequacy of such proceeds to meet the Company's cash requirements. See "Use of Proceeds," "Plan of Distribution," and "Risk Factors--Future Cash Requirements."


POSSIBLE EXTENSION OF EXPIRATION DATE


          The Company has reserved the right to extend the Expiration Date to as late as March 7, 1998. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to stockholders.

DELISTING FROM NASDAQ

          Previously, the Company's Common Stock was traded on the NASDAQ SmallCap Market ("NASDAQ"). However, the Company failed to maintain the minimum standards required by NASDAQ to maintain its listing on NASDAQ. The Common Stock was suspended from trading and delisted from NASDAQ on June 25, 1997, as a result of the Company's failure to maintain capital and surplus of at least $1,000,000. The delisting of the Company's Common Stock from NASDAQ could have an adverse effect on the market value of the Common Stock. See "Market for the Company's Common Stock and Related Stockholder Matters."


LIMITED TRADING VOLUME AND VOLATILITY OF STOCK PRICE IN PUBLIC MARKET

          The Company's Common Stock is thinly traded and may experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. There is no assurance that a more active public market for such securities will develop after the conclusion of the Rights Offering described herein or, if a more active trading market develops, that it will be sustained.

MARKET RESTRICTIONS ON BROKER-DEALERS


          The Company's Common Stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons purchasing Shares in this offering to sell their Shares in the secondary market. Further, the Company's Common Stock is quoted on an NASD inter-dealer system called the "Bulletin Board" and, following the Rights Offering, the Company still will not have $4 million in net tangible assets or $50 million in stockholders' equity, one of which is required for it to qualify for quotation on NASDAQ, and the Shares are not expected soon to command a market price of $5 per share, the price required for a non-NASDAQ-quoted security to escape the trading severities imposed by the Securities and Exchange Commission on so-called "penny stocks." These trading severities tend to reduce broker-dealer and investor interest in penny stocks and could operate (i) to inhibit the ability of the Company's stock to reach a $4 per share trading price that would make it eligible for quotation on NASDAQ even should it otherwise qualify for quotation on NASDAQ and (ii) to inhibit the ability of the Company to use its stock for business acquisition purposes. See "Market for the Company's Common Stock and Related Stockholder Matters."


POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW


          Certain provisions of Delaware law, the Company's Certificate of Incorporation and its Bylaws could delay, impede or make more difficult a merger, tender offer or proxy context involving the Company, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Description of Securities--Certain Anti-Takeover Provisions."


                                   USE OF PROCEEDS


          The net proceeds to the Company from the sale of all 1,699,628 shares of Common Stock offered by the Company hereby are estimated to be $2,826,368, based on a Subscription Price of $1.70 per share and after deducting the offering expenses payable by the Company.

          The Company expects that the proceeds of the offering will be used to develop new products, fund working capital requirements and repay debt. The Company expects to repay a portion of its Loan Facility with the Bishop Family Trust in an amount equal to $610,000 from the proceeds from the sale of Common Stock to the Bishops in the Rights Offering. Further, the Company may repay additional principal under the Loan Facility to the extent the Company believes funds are available in excess of its internal cash requirements for fiscal 1998.
See "The Company--Bishop Family Trust Loan Facility".   The Company intends to
invest the aggregate net proceeds from this offering in short-term, investment-grade, interest-bearing securities until such time as funds are needed.

                           DETERMINATION OF OFFERING PRICE


          The Rights Offering is being conducted by the Company based on the commitment of the Bishops to subscribe for at least $1,360,000 in Common Stock in the Rights Offering if other stockholders purchase at least $800,000 in the Rights Offering. The terms of the Rights Offering were approved by the three independent members of the Company's Board of Directors (the "Independent Directors"). The Subscription Price reflects a 28% discount to the average closing price of the Company's Common Stock in the 30 days prior to the Record Date. The terms of the Rights Offering were unanimously recommended by the Independent Directors and approved by the Company's Board of Directors on November 7, 1997.


          The principal factors in the recommendation and approval of the terms of the Rights Offering were the Company's need for additional capital to continue development of new products and for working capital purposes, the nonavailability of such capital from other sources and the opportunity for stockholders to participate in the financing through the Rights Offering. The Company has not sought an independent third party opinion with respect to the value of the Company or the appropriateness of the Subscription Price. The Subscription Price has no relation to the market value of the Common Stock of the Company, the value of the Company's assets or the Company's prospects as a going concern.

                                 PLAN OF DISTRIBUTION

THE RIGHTS OFFERING


          The Company offers 1,699,628 shares (the "Shares") of its Common Stock, $0.01 par value, only to its stockholders of record on November 7, 1997 (the "Record Date"), who reside in states either where state registration of this offering is not required or, if required, in the judgment of the Company can reasonably be effected ("Stockholders of Record"). The Shares are offered at a purchase price of $1.70 per Share (the "Subscription Price").


          The Rights Offering is being made directly from the Company to its Stockholders of Record. No underwriters are involved. No commissions are being paid. All net proceeds from subscriptions go directly to the Company in their entirety.

SUBSCRIPTION EXPIRATION DATE


          The Rights Offering will expire at 5:00 P.M., California time, on December 15, 1997, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond March 7, 1998. If the Company elects to extend the term of the Rights Offering, it will issue a press release to such effect not later than the first day The Nasdaq National Market is open for trading following the most recently announced Expiration Date. Funds provided in payment of the Subscription Price will be held by the Company, until the closing, which will occur promptly following the Expiration Date. The subscription for Common Stock in the Rights Offering is irrevocable once made, and no interest will be paid to subscribing stockolders. AS DESCRIBED BELOW, SUBSCRIPTIONS MUST BE RECEIVED BEFORE THE EXPIRATION DATE AFTER WHICH TIME THE RIGHT TO SUBSCRIBE WILL BE VOID AND VALUELESS.


BASIC SUBSCRIPTION RIGHTS


          The Rights Offering entitles the Stockholders of Record to subscribe at the Subscription Price for Shares on the basis of four Shares for each share of Common Stock held on the Record Date (the "Basic Subscription Rights"). Exercise of the Basic Subscription Rights will also entitle the holders to the Over-Subscription Privilege described below. See "Plan of Distribution--Method of Exercising Rights" and "--Over-Subscription Privilege" below.


METHOD OF EXERCISING RIGHTS


          To subscribe for Common Stock, a Stockholder of Record should fill in
Section 1 on the Subscription Agreement and sign and transmit it along with the required payment, in the envelope provided, to the Company at

1745 McCandless Drive, Milpitas, California 95035. The Subscription Agreement must arrive on or before the Expiration Date.

          PAYMENT. The Subscription Agreement must be accompanied by payment of the full Subscription Price in U.S. Dollars for all shares. Such payment may be made by mail. Payment may be made by certified check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to the order of "EIP Microwave, Inc." Sufficient mailing time should be allowed for the Subscription Agreement and payment to be RECEIVED by the Company before the expiration of the subscription period at 5:00 P.M., California time, December 15, 1997, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"), after which time the right to subscribe will be void and valueless. Payment may also be made by hand delivery to the Company, in cash or by certified check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to the order of "EIP Microwave, Inc."

          The Rights Offering is being made on an any or all basis, which means that the Company may accept any subscription received even if all 1,699,628 Shares offered are not purchased. The Bishops have committed to the Company that they will subscribe for at least $1,360,000 in Common Stock in the Rights Offering if other stockholders purchase at least $800,000 in Common Stock in the Rights Offering. See "Risk Factors--Control by Management and Principal Stockholders," "--Dilution from Rights Offering," and "--No Minimum Size of Rights Offering."


          The Company reserves the right to reject any Subscription Agreement and payment not properly submitted. The Company has no duty to give notification of defects in any Subscription Agreement and/or payment and will have no liability for failure to give such notification. The Company will return any Subscription Agreement and/or payment not properly submitted.


          Any questions or requests for assistance concerning the method of exercising subscription rights or requests for additional copies of this Prospectus, the Subscription Agreement or the Instructions to the Subscription Agreement should be directed to the Information Agent at 1-800-633-8985.

          PURCHASE AND SALE OF RIGHTS. Subscription rights may not be transferred, divided, combined, purchased or sold.

          DELIVERY OF CERTIFICATES. Certificates for Shares issuable on exercise of subscription rights will be mailed as soon as practicable after the Expiration Date.

          OVER-SUBSCRIPTION PRIVILEGE. If some stockholders do not fully exercise all of their Basic Subscription Rights, the remaining Shares will be offered to those holders of Basic Subscription Rights who wish to acquire more than the number of shares to which their Basic Subscription Rights entitle them (the "Over-Subscription Privilege"). Each holder of Basic Subscription Rights who fully exercises Basic Subscription Rights will be entitled to participate in such Over-Subscription Privilege and will be asked to indicate on the Subscription Agreement how many additional shares that stockholder would be willing to acquire pursuant to the Over-Subscription Privilege. Each stockholder wishing to exercise its Over-Subscription Privilege must exercise its Over-Subscription Privilege and must tender payment for the Shares subscribed for pursuant to the Over-Subscription Privilege at the time it exercises its Basic Subscription Rights. If there remain sufficient Shares after the exercise of Basic Subscription Rights, all over-subscriptions will be honored in full. If there are not sufficient Shares to honor all over-subscriptions, the available Shares will be allocated among those who over-subscribe based solely on the number of shares subscribed for by each over-subscribing holder pursuant to the Basic Subscription Rights. For example, if after the exercise of the Basic Subscription Rights (1) there remain 150,000 Shares that were not subscribed for pursuant to Basic Subscription Rights, (2) two stockholders each indicated that they wished to acquire Shares through the Over-Subscription Privilege, (3) the first stockholder oversubscribed for 150,000 Shares and the second stockholder oversubscribed for 200,000 Shares and each tendered payment for that number of shares and (4) the first stockholder acquired 100,000 shares pursuant to its full Basic Subscription Rights and the second stockholder acquired 200,000 shares pursuant to its full Basic Subscription Rights; then the first stockholder would be entitled to one-third or 50,000 Shares and the second stockholder would be entitled to two-thirds or 100,000 Shares.

          The allocation process may involve a series of allocations in order to assure that the shares available for over-subscription are distributed proportionately among all over-subscribing holders. Accordingly, the degree to which each stockholder's request for Shares pursuant to the Over-Subscription Privilege will be honored will depend on the number of Shares requested, the number of shares acquired by the exercise of Basic Subscription Rights and the total number of Shares available for over-subscription. After the expiration of the subscription rights, the Company will send notice of the number of Shares acquired pursuant to the Over-Subscription Privilege to each stockholder that over-subscribed and promptly remit to such stockholder, without any interest, any payment tendered for shares not acquired under the Over-Subscription Privilege.

INFORMATION AGENT

          The Company has appointed Corporate Investor Communications, Inc. ("CIC") as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Subscription Agreement or the Instructions to the Subscription Agreement may be directed to the Information Agent at the telephone number and address below.

                    Corporate Investor Communications, Inc.
                    111 Commerce Road
                    Carlstadt, NJ 07072-2586
                    (201) 896-1900

                    Or call
                    Toll Free

                    (800) 633-8985

          The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.


        MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS


          As of the date of this Prospectus, there are 424,907 shares of Common Stock of the Company owned of record by approximately 254 stockholders.


          An additional 200,000 shares of Common Stock of the Company are reserved for issuance against the exercise of Company stock options.


          The following sets forth for each calendar quarter since January 1995, the range of high and low closing bids for the Company's Common Stock as reported to the Company by NASDAQ. For the period through June 25, 1997, the Common Stock was listed on the NASDAQ SmallCap Market under the symbol EIPM.
For the period since June 25, 1997, the Common Stock has been quoted on the NASD Bulletin Board under the symbol EIPM. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

 Calendar Quarter           High ($)    Low ($)
 ----------------           --------    -------

 4th quarter 1997
 (through November 7,
 1997)                      2.75        2.125

 3rd quarter 1997           3.625       1.25

 2nd quarter 1997           6.00        1.25

 1st quarter 1997           2.00        1.00

 4th quarter 1996           5.00        1.00

 3rd quarter 1996           6.75        3.50

 Calendar Quarter           High ($)    Low ($)
 ----------------           --------    -------

 2nd quarter 1996           7.50        2.00

 1st quarter 1996           7.25        2.75

 4th quarter 1995           5.50        1.50

 3rd quarter 1995           7.75        5.50

 2nd quarter 1995           9.25        1.25

 1st quarter 1995           7.00        1.75

          The Company's stock is quoted on an NASD inter-dealer system called the "Bulletin Board." While some Bulletin Board stocks are actively traded, they do not draw the interest of the NASD brokerage community held by NASDAQ stocks or exchange-listed stocks. The eligibility requirements for listing the Company's stock on exchanges are generally as high or higher than the requirements for eligibility for quotation on NASDAQ, and the Company has no present plans to list its stock on an exchange.


          The Company's stock will not be eligible for quotation on the NASDAQ SmallCap Market ("NASDAQ") unless it meets various NASDAQ requirements, which it will not meet even if all the Shares offered herein are subscribed. No assurance can be made that the Common Stock will ever become eligible for quotation on NASDAQ.


          Further, holders of the Shares offered herein face the prospect of an indefinite period during which the Shares will be subject to trading severities imposed on Bulletin Board, so-called "penny stocks" (stocks that trade at less than $5 per share) by regulations of the Securities and Exchange Commission. The effect of these trading severities is to reduce broker-dealer and investor interest in trading or owning "penny stocks" and, hence, could inhibit the ability of the Company's stock to reach a trading level of $4 per share or higher and thereby become eligible for quotation on NASDAQ even if the Company meets NASDAQ's assets and stockholders' equity requirements in the future.

                                     THE COMPANY

THE FOLLOWING DISCUSSION CONTAINS TREND INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS OF EIP MICROWAVE, INC. (THE "COMPANY") COULD DIFFER MATERIALLY FROM THE COMPANY'S HISTORICAL RESULTS OF OPERATIONS AND THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED UNDER THE HEADING "RISK FACTORS" ABOVE. DUE TO SUCH RISK FACTORS AND OTHER FACTORS, PAST RESULTS ARE NOT A RELIABLE PREDICTOR OF FUTURE RESULTS.


GENERAL/PRODUCTS

          The Company was incorporated under the laws of the State of Delaware in 1987 under the name EIP Microwave, Inc. The predecessor corporation was organized under the laws of California in 1961, and merged with the Company in 1987.

          The Company is engaged in a single industry segment constituting the development, manufacture and sale of high frequency microwave and radio frequency (RF) test and measurement instruments. These instruments include microwave heterodyne-type automatic frequency counters, microwave and RF pulse frequency counters, microwave and RF synthesized signal generators, pulse generators, and downconverters. All of these products are electronic devices which are used in the design, manufacture and maintenance of microwave and RF products and systems throughout the world.

          Stand-alone microwave frequency counters represented 50% of net sales in fiscal 1996, 64% of net sales in fiscal 1995, and 75% of net sales in fiscal 1994. The balance of sales in those periods was mainly derived from the Company's VXIbus-based products. VXIbus is a hardware and software standard for modular instrumentation. EIP manufactures individual modules in the VXIbus format that provide various functions, including frequency measurement, synthesized signal generation, downconversion and modulation. These modules plug in to standardized racks that supply power and computer resources.


          During fiscal 1997, the Company introduced a new line of microwave frequency counters suitable for use in laboratory, manufacturing and field service environments. These products are portable and can be operated on their own internal batteries. The Company began distributing these products in October 1997, on a private label basis worldwide through an OEM relationship with Hewlett-Packard Company ("Hewlett-Packard"). During fiscal 1994, the Company introduced a microwave pulse frequency counter with peak power measurement capability.


          The Company designs and manufactures its own YIG (Yitrium iron garnet) filters, which are a key feature of many EIP microwave products. Additionally, the Company manufactures hybrid microwave integrated circuits (MICs) and proprietary microwave subassemblies used in its microwave products. Management believes that the Company's YIG and MIC capabilities provide its microwave products with competitively superior performance, protection from overload, and compact size.

MARKETS/PRINCIPAL CUSTOMERS


          The Company has a variety of customers worldwide for its microwave products, including the military, government agencies, government subcontractors, the telecommunications industry, the aerospace industry, and research and development facilities. The primary customers for the Company's RF products are telecommunication companies. The Company's principal customers, and the percent of its net sales attributable to such customers, are Northrup-Grumman (29% for the nine months ended June 30, 1997, 22% in fiscal 1996, 11% in fiscal 1995, and 14% in fiscal 1994) and Marconi (19% in fiscal
1995). Other important customers that provided less than 10% of revenues to the Company in such periods were Hewlett-Packard Company, Lockheed Martin, Kelly Air Force, Hughes Aircraft, and Harris Corporation.

          The Company's sales of microwave products to the United States Government and its contractors comprised approximately 38%, 33%, 36%, and 44%, of net sales for the nine months ended June 30, 1997, and the fiscal years 1996, 1995, and 1994, respectively. In September 1997, the Company received a five-year indefinite quantity, fixed price supply subcontract from a ManTech Systems Engineering Corporation, a government contractor ("ManTech"), with total sales value to the Company that could range from approximately $3.5 to $20 million. Foreign sales represented 31% of net sales in the nine months ended June 30, 1997, 36% of net sales in fiscal 1996, 43% of net sales in fiscal 1995, and 36% of net sales in fiscal 1994.


METHODS OF DISTRIBUTION


          The Company has entered into a five-year OEM Agreement with Hewlett-Packard Company ("Hewlett-Packard"). The Agreement contemplates the worldwide distribution of the Company's recently developed line of microwave frequency counters through Hewlett-Packard on a private label basis. The Company began distributing this new line of products in October 1997.


          The Company uses independent manufacturers' representatives for distribution of its other products in the United States and in foreign countries. The Company provides service and technical support to its manufacturers' representatives, and directly to its customers.

          From November 1992 until December 1995, the Company's products were distributed in a number of foreign countries through an exclusive distribution agreement with Marconi Instruments, a subsidiary of The General Electric Company, Plc. of England. Foreign sales through Marconi Instruments represented 19% and 16% of net sales in fiscal 1995 and 1994, respectively. The Company has since established agreements with other independent manufacturers' representatives in these countries previously covered by Marconi Instruments.

COMPETITION

          The Company believes there are three to six competitors in the respective markets in which it competes; however, reliable data on sales and profits of most of the Company's competitors is not readily available because the competitors are either privately held or are separate divisions of large publicly held companies which do not separately report financial results for competing divisions.

          The markets in which the Company's frequency counters are sold are well-defined and narrow markets which have become increasingly competitive both in the United States and abroad. Within these narrow markets, the Company believes it holds a significant competitive position, generally believed to be number two or three in market share. The Company encounters competition, however, from certain firms which are substantially larger and have greater financial resources than the Company; the market leader is believed to be Hewlett-Packard. Other companies selling products in the same markets as the Company include Anritsu, Advantest, Racal, and XL Microwave.

          The market for microwave synthesized signal generators is considered to be larger than the microwave frequency counter market. As the market for this type of product is still developing, the Company has not been able to determine market share. At present, the only other known supplier of VXIbus microwave synthesized signal generators is Giga-tronics.

          The Company's VXIbus pulse generator and downconverter are sold primarily as companion products for integrated systems. Competitors for the pulse generator include Wavetek and Tektronix. There is no known current direct competition for the VXIbus downconverter.

          Competition is based upon performance, reliability, product design, availability and price and is characterized by technological change.

RESEARCH, DEVELOPMENT AND ENGINEERING


          Management believes that the Company's future success is dependent to a significant extent upon engineering and new product development. Expenditures for research, development and engineering during the past three years have ranged between 17% and 11% of annual net sales. Research, development and engineering expenditures were $978,000, $742,000, and $620,000, for fiscal years ended September 30, 1996, 1995, and 1994, respectively, and $722,000 and $724,000, for the nine months ended June 30, 1997, and 1996, respectively. Management expects that current development efforts will result in the introduction of new test instrumentation for the wireless telecommunications market in 1998. All of the Company's research, development and engineering activities have been Company-funded.


RAW MATERIALS

          The principal raw materials used by the Company in its manufacturing operations include capacitors, resistors, semiconductors, integrated circuits, transformers, printed circuit boards, display devices, and metal and plastic cases, most of which are purchased from outside suppliers. For the majority of materials, the Company has access to many suppliers, and believes that it is not dependent upon any one supplier, and that adequate alternate sources for its materials are, for the most part, readily available. There are, however, many applications which require specialized components currently available, in each instance, only through a single source of supply. The loss of any of these sources, or the inability of any such source to meet the Company's production and quality control requirements, could be detrimental to the Company with respect to the specific products involved.

EMPLOYEES

          The Company had 52 employees at September 30, 1996, 49 of whom were full time employees, and had 45 employees at September 30, 1997, 39 of whom were full time employees. The Company believes that its employee relations are good, but can make no assurances that it will continue to be able to attract and retain qualified employees. The Company also has engaged the services of consultants when appropriate.

PATENTS, COPYRIGHTS, TRADEMARKS AND INTELLECTUAL PROPERTY

          The Company holds no patents, trademarks, franchises, concessions or royalty agreements that have a material importance to or effect on its frequency counter, pulse counter, synthesized signal generator, pulse
generator, or downconverter product lines.    However, the Company has obtained
a license from a third party for digital modulation implementations relating to products under development by the Company.

          The Company relies on trade secrets and technical know-how in order to maintain its competitive advantage and scientific expertise. It is the practice of the Company to enter into confidentiality agreements with employees, consultants, and any third party to whom it discloses confidential information. There can be no assurance that such confidential information will not be disclosed, that similar trade secrets or expertise will not be independently developed, or that access to such information could not be gained inadvertently.

GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS

          Government approval is not required for any of the Company's principal products.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS

          The Company believes it is in compliance with applicable governmental regulations. The Company is not aware of any probable governmental regulation which would have a detrimental or disruptive effect on the Company.

COMPLIANCE WITH PROVISIONS ON ENVIRONMENTAL PROTECTION

          The Company does not believe that compliance with federal, state, and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will have any material effect upon the capital expenditures, earnings, or competitive position of the Company.

PROPERTY

          The Company leases a 20,331 square foot one story, concrete structure located in Milpitas, California, which contains production, warehouse and office facilities. The lease term continues until October 1998, with an option to renew for an additional three years. The annual rent for the current term is $226,000 plus applicable real property taxes and insurance. The Company also leases 978 square feet of space as the Company's corporate offices located in Newport Beach, California. The lease term is on a month-to-month basis with a monthly
rent of $1,320.   The current facilities are believed by the Company to be
suitable and adequate for its present requirements.

          The Company owns and uses machinery, equipment, and furniture with an original cost of approximately $5,319,000 at September 30, 1996 and approximately $5,403,000 at June 30, 1997. The Company also leases and uses equipment with capital lease obligations of $129,000 at September 30, 1996 and $105,000 at June 30, 1997. This personal property is believed to be in acceptable condition.

          The Company's management believes the facilities and all machinery and equipment of the Company are adequately insured to cover loss of equipment or occupancy privileges.

          The Company does not have any investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, and has no present policy or limitations with respect to any such future investments.

BANK LINE OF CREDIT


          At November 7, 1997, the Company had outstanding borrowings in the aggregate principal amount of $179,000 under its bank line of credit (the "Bank Line") with Silicon Valley Bank ("SVB"). The Bank Line provides for borrowings up to 60% of eligible accounts receivable, not to exceed $500,000. Interest is charged at SVB's prime rate plus 3% per annum, provided that the interest rate in effect each month shall not be less than 10% per annum, and is payable monthly (11.5% as of November 7, 1997). The Bank Line expires on March 4, 1998. The Bank Line contains various restrictive covenants requiring, among other matters, the maintenance of minimum levels of tangible net worth and certain financial ratios, including a minimum quick ratio and a maximum debt to net worth ratio, and the achievement of profitability. The Bank Line also precludes or limits the Company's ability to take certain actions, such as paying dividends, making loans, making acquisitions or incurring indebtedness, without the bank's prior written consent. The Bank Line is secured by substantially all of the Company's assets.



          At November 7, 1997, the Company was in default of certain financial covenants under the Bank Line. The Bank Line permits losses for the quarter ended June 30, 1997 in an amount up to $165,000 (and the Company's losses for such fiscal quarter were $278,000), permits losses for the quarter ended September 30, 1997 in an amount up to $110,000 (and the Company expects that its losses for such fiscal quarter will be approximately $492,000) and requires a tangible net worth, including loans from affiliates, of at least $975,000 (and the Company expects that its tangible net worth, including loans from affiliates, at September 30, 1997, will be approximately $940,000). The Company is engaged in ongoing discussions with SVB concerning the Bank Line, and SVB has made a non-binding proposal to the Company to amend the Bank Line to, among other things, modify the financial covenants and allow the Company to receive advances under the Bank Line, increase the interest rate charged to SVB's prime rate plus 5% per annum, and change the expiration date for the Bank Line to January 31, 1998. There can be no assurance that the Company and SVB will enter into an amendment of the Bank Line in accordance with the non-binding proposal. The Company is continuing to pursue discussions with other lenders concerning a working capital facility; however, there can be no assurance that the Company will be able to obtain a satisfactory working capital facility. Even if the Company is able to obtain a working capital facility from another lender, there can be no assurance as to the terms of such facility; and the terms of such facility could be even less attractive to the Company than the terms of the existing Bank Line or the non-binding proposal from SVB. If the Company is unable to obtain a satisfactory working capital facility, the Company and its business could be materially adversely affected.


BISHOP FAMILY TRUST LOAN FACILITY


          At November 7, 1997, the Company had outstanding borrowings in the aggregate principal amount of $1,100,000 under a loan and security agreement (the "Loan Facility") with John F. Bishop and Ann R. Bishop, trustees of the Bishop Family Trust (the "Bishop Family Trust"). The Loan Facility provides for a term loan of $1,000,000 and revolving advances up to $450,000. Interest is charged at the prime rate plus 5% per annum and is payable monthly (13.5% as of November 7, 1997). The Loan Facility expires on October 15, 1998. The Loan Facility contains various restrictive covenants requiring, among other matters, the achievement of profitability on a rolling 3-month basis commencing in August 1998, and the maintenance of minimum revenues from its OEM relationship with Hewlett-Packard Company commencing in January 1998. The Loan Facility also precludes or limits the Company's ability to take certain actions, such as paying dividends, making loans, making acquisitions or incurring indebtedness, without the Bishop Family Trust's prior written consent. The Loan Facility is secured by substantially all of the Company's assets. The Bishop Family Trust has subordinated the Loan Facility to the Bank Line. At November 7, 1997, the Company was in compliance with the restrictive covenants of the Loan Facility.


          Under the terms of the Loan Facility, the Company will be obligated to pay facility fees of up to $282,000 to the Bishop Family Trust in the manner described below.


          A. A facility fee of $70,500 was fully earned on October 22, 1997 and will be payable by the Company on January 22, 1998.

          B. If the principal amount of the obligations outstanding under the Loan Facility on January 22, 1998 exceeds $1,000,000, then an additional facility fee of $70,500 will be fully earned on such date and will be payable by the Company on January 22, 1998.

          C. If the principal amount of the obligations outstanding under the Loan Facility on April 22, 1998 exceeds $1,000,000, then an additional facility fee of $141,000 will be fully earned on such date and will be payable by the Company on April 22, 1998.


The Company will have the right to pay the facility fee in cash or by issuance of Common Stock. The number of shares of Common Stock issuable as payment for a facility fee will equal (a) the applicable facility fee divided by (b) the Fair Market Value (as defined in the Loan Facility) per share of Common Stock on the date such facility fee is payable to the Bishop Family Trust.

LEGAL PROCEEDINGS

         There are no pending legal proceedings to which the Company or its subsidiary is a party or of which any of their property is the subject. The Company is not aware of any such legal proceeding contemplated by a governmental authority.

ACQUISITION DISCUSSIONS

         Since 1995, the Company has held discussions with several other companies with respect to a possible acquisition of certain of the Company product lines by such other companies. No offers have been made. The Board of Directors will consider any future acquisition offers made to the Company in light of what appears to be in the best interest of the Company's stockholders.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    RESULTS OF OPERATIONS AND FINANCIAL CONDITION

THE FOLLOWING DISCUSSION CONTAINS TREND INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S HISTORICAL RESULTS OF OPERATIONS AND THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED UNDER THE HEADING "RISK FACTORS" ABOVE. DUE TO SUCH RISK FACTORS AND OTHER FACTORS, PAST RESULTS ARE NOT A RELIABLE PREDICTOR OF FUTURE RESULTS.

IN ADDITION, THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES HEREIN, AND IS QUALIFIED ENTIRELY BY THE FOREGOING AND BY OTHER MORE DETAILED FINANCIAL INFORMATION APPEARING ELSEWHERE.

RESULTS OF OPERATIONS

         Net sales for the nine months ended June 30, 1997, were $3,560,000, a 27% decrease from net sales of $4,886,000 for the same period the prior year. The decrease in net sales for this period was primarily attributable to lower export sales of frequency counters. Net sales for fiscal 1996 were $6,492,000, a 3% decrease from fiscal 1995 sales of $6,721,000. The decrease in net sales in fiscal 1996, compared to the prior year, was primarily attributable to market softness for the Company's products. The 25% increase in fiscal 1995 net sales, compared to fiscal 1994 net sales of $5,389,000 was primarily attributable to increased international sales (43% of fiscal 1995 net sales vs. 36% of fiscal 1994 net sales), orders from government contractors (36% of fiscal 1995 net sales vs. 44% of fiscal 1994 net sales), and sales of products configured in the VXIbus format (28% of fiscal 1995 net sales vs. 14% of fiscal 1994 net sales). Foreign exchange rate fluctuations did not have a material impact on net sales or gross profit margins for the last three fiscal years.

    Gross margin increased to 39% for the nine months ended June 30, 1997, from 37% for the same period the prior year. The increase in gross margin percentage for this period was due almost entirely to an improved gross margin for VXIbus products. An increase in sales of higher gross margin units had a relatively small impact. The Company's gross profit margin decreased in fiscal 1996 to 37%, from 46% in fiscal 1995, and 44% in fiscal 1994. The decrease in the fiscal 1996 gross profit margin, compared to fiscal 1995 and fiscal 1994, is primarily due to a sales mix shift from higher margin stand-alone counter products to lower margin VXIbus products and lower than expected gross profit margin on these VXIbus products. Each of these factors had a comparable impact on the decrease in gross profit margin.


    Inflation did not have a material effect on revenues nor gross profit during the nine months ended June 30, 1997 or the fiscal years 1996 or 1995.


         Incoming orders for the nine months ended June 30, 1997, were $3,213,000, a 36% decrease from orders of $5,007,000 for the same period a year ago. The decrease in orders for the nine months ended June 30, 1997, resulted primarily from a shortfall in domestic and international large order bookings, particularly the lack of a large VXI order in the nine months ended June 30, 1997, and international base level bookings. Each of these factors had a comparable impact on the decrease in orders. Backlog at June 30, 1997, was $404,000, a 69% decrease from a backlog of $1,292,000 at the end of the third fiscal quarter the prior year. Incoming orders for fiscal 1996 were

$6,115,000, a 14% decrease from $7,127,000 for the prior year. Backlog at September 30, 1996, was $763,000, a 37% decrease from $1,210,000 at September 30, 1995. The decrease in orders and backlog in fiscal 1996, compared to the prior year, was primarily due to a 36% decrease in large government-related orders. Incoming orders for the fiscal 1995 year increased 20% from $5,929,000 for the same period of the previous year. Backlog at September 30, 1995 increased 40% from $862,000 at September 30, 1994. The increases in orders and backlog for fiscal 1995, compared to fiscal 1994, were due almost entirely to increased orders for products configured in the VXIbus format and to a much lesser extent to increased international orders and orders from government contractors.


         Research, development and engineering expenses were $722,000 for the nine months ended June 30, 1997, comparable to $724,000 for the same period the prior year. Research, development and engineering expenditures increased 32% to $978,000 in fiscal 1996, from $742,000 in the prior fiscal year. The increase in fiscal 1996, compared to fiscal 1995, was a result of increased new product development expenditures, primarily to support a new frequency measurement product line introduced in fiscal 1997. Research, development and engineering expenditures in fiscal 1995 increased 20%, compared to $620,000 in fiscal year 1994, due to increased new product development expenditures. The majority of the fiscal 1996 and 1995 investment was in the development of non-VXIbus standard product.


         Selling, general and administrative expenses decreased 9% to $1,416,000 for the nine months ended June 30, 1997, compared to $1,548,000 in the same period the prior year. The decrease in selling, general and administrative expenses was due almost entirely to decreased commission expense resulting from decreased sales volume. Overall expense control had a small impact. Selling, general and administrative expenses decreased 9% in fiscal 1996 to $2,084,000, compared to $2,289,000 in fiscal 1995, primarily due to the decrease in commission expense resulting from lower sales volume (approximately 60% of the change), and a decrease in advertising expenses (approximately 20% of the change). Selling, general and administrative expenses increased 4% in fiscal 1995, compared to $2,197,000 in fiscal 1994, primarily due to increased commission expense resulting from increased sales volume.


         The Company recorded a net loss of $793,000 for the nine months ended June 30, 1997, as compared to a net loss of $319,000 recorded for the same period the prior year. Gains on sale of capital equipment of $98,000 reduced the net loss for the nine months ended June 30, 1997. Further, the net loss for the nine months ended June 30, 1996 reflects a credit of $111,000 due to the waiver of fees owed by the Company to members of the Board of Directors, and a gain on sale of capital equipment of $50,000. The increase in losses for the nine month period ended June 30, 1997, compared to the same period the prior year, is primarily due to decreased sales.

         The Company recorded a net loss of $493,000 in fiscal 1996, as compared to net earnings of $125,000 in fiscal 1995, and a net loss of $453,000 in fiscal 1994. Gains on sales of fixed assets of $14,000 and $56,000 in fiscal 1996 and fiscal 1995, respectively, reduced the net loss or increased the net earnings in such years. As described above, the net loss for fiscal 1996 reflects a credit of $111,000 due to the waiver of fees owed by the Company to members of the Board of Directors. The Company earned interest and dividend income of $26,000, $25,000, and $4,000, during fiscal 1996, 1995, and 1994, respectively. The increase in interest and dividend income earned in fiscal 1996 and fiscal 1995, as compared to fiscal 1994, was primarily due to increased earnings performance in short-term securities.


         The Company believes that it will incur costs of addressing Year 2000 issues in amounts of approximately $150,000 in fiscal 1998 and $50,000 in fiscal 1999, for hardware, software, installation, and related training, for a new business management and accounting system.


FINANCIAL CONDITION

         At June 30, 1997, the Company's cash, cash equivalents and short-term investment balance was $284,000, as compared with a cash, cash equivalents and short-term investment balance of $540,000 at September 30, 1996, and $445,000 at September 30, 1995. The Company's accounts payable balance was $314,000 at June 30, 1997, compared to $706,000 at September 30, 1996, and $610,000 at September 30, 1995. At June 30, 1997 and at September 30, 1996, the Company had no material commitments for capital expenditures.

         At June 30, 1997, working capital decreased $216,000 from September 30, 1996, and decreased by $724,000 in fiscal 1996, after an increase of $313,000 in fiscal 1995. The Company's current ratio decreased to 1.36:1 at June 30, 1997, from 1.42:1 at September 30, 1996, and 2.09:1 at September 30, 1995.


         At June 30, 1997, the Company had outstanding borrowings in the aggregate principal amount of $295,500 under its bank line of credit (the "Bank Line"), borrowings in the aggregate principal amount of $600,000 under subordinated notes (the "Subordinated Notes") payable to the Bishops, and borrowings in the aggregate principal amount of $150,000 under a demand note (the "Bridge Loan") to the Bishops. The Subordinated Notes and the Bridge Loan were repaid on October 15, 1997 with the proceeds from the Loan Facility with the Bishop Family Trust.


                                      MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The following table sets forth information regarding the directors and executive officers of the Company, including age, period served as a director, present position with the Company, and other business experience during the past five years, and any other public company for which the individual is a director.



 NAME              AGE   POSITION
-----              ----  ---------

 J. Bradford       46    Director since 1978.  Chairman of the Board and Chief
 Bishop (1)              Executive Officer of the Company since 1994.
                         President of the Company from 1990 to 1992.
                         President of Continental Paper Recycling, and former
                         Chief Executive Officer, Carson Energy Group, a power plant development company.

 John F. Bishop    73    Director since 1961.  Vice Chairman of the Board
 (1)                     since 1994.  Treasurer since 1985.  Secretary since
                         1990.
                         Former Chairman of the Board, President, and
                         Treasurer of Cushman Electronics, Inc., a manufacturer of test instruments for telephone communication systems.

 Michael E.        37    Director since 1996.
 Johnson                 President, Bainbridge Group, a Law Corporation.
                         Former counsel, Jones, Day, Reavis & Pogue, a law firm.

 Robert D.         73    Director since 1978.
 Johnson                 Former Vice Chairman and Director, Cushman
 (2)(3)(4)               Electronics, Inc., and former Director, EIP/Cushman,
                         Inc.

 J. Sidney Webb,   77    Director since 1981.
 Jr. (2)(3)(4)           Chairman of the Board, The Titan Corporation,
                         manufacturer of defense and industrial products and systems; Director, Plantronics, Inc., supplier of communication headset products and services to users and providers worldwide.

 Lewis R. Foster   59    President and Chief Operating Officer of the Company
                         since 1996. Co-founder and President of Sailpower
                         Systems, Inc., a manufacturer of proprietary products for the international marine market, from 1987-1997.
                         Vice President of de Recat & Associates, Inc., a career management consulting firm, from 1987 until 1994.
                         President of the Company from 1976-1986.

 Ivan N. Andres    49    Vice President, Marketing and Sales of the Company
                         since 1994. Director of Marketing of On-Demand
                         Environmental Systems, an air pollution control company, from 1992-1994. Independent consultant from 1991-1992. Director of Marketing of Acurrel, a microwave instrumentation company, prior to 1991.

--------------------

         (1) J. Bradford Bishop is the son of John F. Bishop.

         (2) Member of Compensation Committee.

         (3) Member of Audit Committee.

         (4) Member of Stock Option Committee.

COMPENSATION OF DIRECTORS

         Non-management Directors are paid a monthly retainer of $600, and receive $600 per day for attendance at Board Meetings. They also receive $200 per day for committee meetings held on the same day as Board meetings and $400 per day if held on a separate day. Committee chairmen receive $100 per day in addition to the above. Directors who are officers of the Company receive no compensation for service on the Board of Directors or committees thereof.

         Accrued and unpaid retainers and fees for non-management Directors as of February 13, 1996 (the "Accrued Directors Fees") were owed to Messrs. Robert
D. Johnson, James J. Shelton and J. Sidney Webb in amounts equal to approximately $30,600, $29,100 and $30,900, respectively. As of February 13, 1996, each of Messrs. Johnson and Webb agreed to waive all Accrued Directors Fees owing to him in exchange for the grant by the Company of an option to purchase 5,000 shares of Common Stock of the Company under the terms of the Company's Amended and Restated 1994 Stock Option Plan, with the exception that such options would be immediately vested and exercisable and would not terminate upon ceasing to be a Director or upon death or disability. On February 7, 1996, Mr. Shelton's term of office as Director expired and, as of February 13, 1996, he agreed to waive all Accrued Directors Fees owing to him, in exchange for amending his Nonqualified Stock Option Agreement with the Company to eliminate the requirement that his options terminate three months after he ceases to be a Director and the requirement that he continuously serve as a Director of the Company as a condition to him becoming vested in the options to purchase the remaining 6,667 shares of Common Stock under the Nonqualified Stock Option Agreement.

EXECUTIVE COMPENSATION

         The following table sets forth all compensation for services in all capacities accrued by the Company during the fiscal years ended September 30, 1996, 1995, and 1994, for the Company's Chief Executive Officer and certain of its most highly compensated executive officers. The Company issued no restricted stock awards and there were no long term incentive plan payouts.



                                                                              Long Term
                                                                            Compensation
                         Annual Compensation                                   Awards
                        -------------------------------------------    ----------------------------------------
 (A)                      (B)      (C)               (D)         (E)                    (F)                   (G)
 Name and                 Year    Salary          Bonus      Other Annual        Securities Underlying     All Other
 Principal Position                ($)               ($)       Compensation       Options/SARs           Compensation
                                                                 ($)                   (#)                    ($)
                                                                 (1)                                          (5)
 J. Bradford Bishop,      1996          0             0               0                15,000(6)                  0
 Chairman and Chief       1995          0             0               0                     0                     0
 Executive Officer        1994          0             0           2,160(2)                  0                     0

 John F. Bishop, Vice     1996     58,500             0          11,853(3)                  0                   328
 Chairman, President,     1995     75,000             0          25,677(3)                  0                   362
 Treasurer and Secretary  1994     75,000             0          14,449(3)                  0                   283

 John J. Ardizzone, Jr.,  1996     84,614             0          12,973(4)              3,000(6)                588
 Vice President           1995     78,750        14,000          11,461(4)             10,000(6)                554
 Operations and Chief     1994     71,542             0           8,713(4)                  0                   460
 Financial Officer

 (A)                      (B)          (C)        (D)             (E)                    (F)                   (G)
 Name and                 Year       Salary      Bonus        Other Annual        Securities Underlying     All Other
 Principal Position                    ($)         ($)       Compensation         Options/SARs             Compensation
                                                                 ($)                   (#)                    ($)
                                                                 (1)                                          (5)
 Ivan Andres,             1996       73,819      19,000           6,559(7)              2,500(6)                554
 Vice President,          1995       73,755      28,000               *(8)              8,000(6)                530
 Marketing and Sales      1994        9,232           0               *(8)                  0                     0


-------------------
(1) Amounts in this column include compensation to officers from (a) the Company's supplemental medical reimbursement plan in which all officers are eligible to participate, (b) the Company's tax and financial counseling reimbursement plan in which all officers are eligible to participate, (c) the Company's legal services reimbursement plan in which the Vice Chairman is eligible to participate, (d) the payment of car allowances to certain officers in lieu of providing a company car, (e) the payment of private club dues for certain officers and (f) contributions by the Company on behalf of certain officers pursuant to its Retirement/Savings Plan which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. The type and amount of each perquisite or other personal benefit which exceeds 25% of the total perquisites and other personal benefits reported for such officer are identified in a footnote.
(2) On behalf of Mr. J.B. Bishop, the Company paid $2,160 under the supplemental medical reimbursement plan in fiscal 1994.
(3) On behalf of Mr. J.F. Bishop, the Company paid $7,522 under the supplemental medical reimbursement plan and paid $4,006 for private club dues in fiscal 1996, paid $12,776 under the legal services reimbursement plan in fiscal 1995, and paid $4,267 for private club dues in fiscal 1994. Amounts do not include non-cash compensation to Mr. J.F. Bishop in the form of expenses related to personal use of a Company-supplied automobile, which amount did not exceed 10% of the cash compensation of Mr. J.F. Bishop.
(4) On behalf of Mr. Ardizzone, the Company paid $3,924 under the supplemental medical reimbursement plan, paid $4,200 in car allowances and contributed $2,699 under the Retirement/Savings Plan in fiscal 1996, paid $4,200 in car allowances and contributed $2,956 under the Retirement/Savings Plan in fiscal 1995, and paid $4,200 in car allowances in fiscal 1994.
(5) Amounts in this column consist of payments by the Company of premiums for term life insurance.
(6) Options to purchase common stock awarded under the Company's Amended and Restated 1994 Stock Option Plan.
(7) On behalf of Mr. Andres, the Company paid $4,200 in car allowances and contributed $2,305 under the Retirement/ Savings Plan in fiscal 1996.
(8) Perquisites and personal benefits provided to the named executive officer under various Company programs did not exceed $50,000 or 10% of such individual's salary and bonus.

    OPTION GRANTS IN FISCAL 1996. The following table provides information on options granted under the Company's Second Amended and Restated 1994 Stock Option Plan in fiscal 1996 to the named executive officers:


                                              Individual Grants
------------------------------------------------------------------------------------------------------------------
                              Number of Securities      % of Total
                              Underlying                Options                    Exercise or Base
                              Options                   Granted to Employees in    Price                Expiration
Name                          Granted (#)               Fiscal Year (1)            ($/Sh)               Date
J. Bradford Bishop            15,002(2)                 54.5%                      $4.2625              2/13/01
John F. Bishop                    ----                  ----                       ----                 ----
John J. Ardizzone, Jr. (4)     3,000(3)                 10.9%                      $3.875               2/13/06
Ivan Andres                    2,500(3)                  9.1%                      $3.875               2/13/06



(1) Percentage based on grants to employees during the last fiscal year of options to purchase 27,500 shares of Common Stock.
(2) The options granted to the named individual become exercisable with respect to one-third of such shares on February 13, 1997 and will become exercisable with respect to an additional one third on February 13 of each of the following two years.

(3) The options granted to the named individuals become exercisable with respect to 20% of such shares on February 13, 1997 and will become exercisable with respect to an additional 20% on February 13 of each of the following four years.
(4) The options granted to Mr. Ardizzone were canceled in connection with his resignation in October 1996.

         AGGREGATE OPTION/SAR EXERCISES IN FISCAL 1996 AND FY-END OPTION/SAR VALUES. The following table provides information regarding option and SAR exercises in fiscal 1996 by the named executive officers and the value of such officers' unexercised options at September 30, 1996:


----------------------------------------------------------------------------------------------------------------------------------
                                                                          Number of Securities           Value of Unexercised
                                                                          Underlying Unexercised         In-the-Money Options/
                                                                          Options/                       SARs at FY-End($)
                             Shares                                       SARs at FY-End (#)             (1)
                             Acquired on              Value               Exercisable (E)/               Exercisable (E)/
 Name                        Exercise (#)             Realized ($)        Unexercisable (U)              Unexercisable (U)
----------------------------------------------------------------------------------------------------------------------------------
 J. Bradford Bishop          ---                      ---                 15,000 options(U)              $22,313/options(U)
----------------------------------------------------------------------------------------------------------------------------------
 John F. Bishop              ---                      ---                 ---                            ---
----------------------------------------------------------------------------------------------------------------------------------
 John J. Ardizzone, Jr. (2)  2,000(3)                 $6,000               6,750 options(E)              $ 6,750/options(E)
                                                                          11,000 options(U)              $32,625/options(U)
                                                                           4,000 SARs(U)                 $12,000/SARS(U)
----------------------------------------------------------------------------------------------------------------------------------
 Ivan Andres                 1,600(4)                 $5,800               8,900 options(U)              $26,288/options(U)
----------------------------------------------------------------------------------------------------------------------------------

------------------------------
(1) The options and SARs at fiscal year end were in-the-money based on a fair market value per share of Common Stock of $5.75, which represents the mean between the bid and asked prices of a share on the NASDAQ System at the close of business on September 30, 1996.
(2) All unexercised options and SARs of Mr. Ardizzone were canceled in connection with his resignation in October 1996.
(3) Represents SARs exercised by the named individual.
(4) Represents shares acquired by exercise of options by the named individual.

              INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS


COMMITMENT OF THE BISHOPS TO PURCHASE COMMON STOCK IN RIGHTS OFFERING

         J. Bradford Bishop, Chairman and Chief Executive Officer of the Company, and John F. Bishop, Vice Chairman, Secretary and Treasurer of the Company, both of whom are principal stockholders and members of the Board of Directors of the Company (the "Bishops") have committed to the Company that they will purchase $1,360,000 in Common Stock by exercise of Rights distributed to them if other stockholders purchase at least $800,000 in Common Stock upon exercise of Rights distributed to them (the "Commitment"). Thus, the Bishops' subscription for Shares in the Rights Offering is conditional, whereas subscriptions by other stockholders are unconditional. In order to avoid being diluted in the Rights Offering, other stockholders will be required to submit unconditional subscription agreements prior to the expiration date.


         In the opinion of management and the disinterested members of the Board of Directors, the terms of the Commitment are fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.

BISHOP FAMILY TRUST LOAN FACILITY

         The Company has entered into a Loan Facility with the Bishop Family Trust. See "The Company--Bishop Family Trust Loan Facility" above.

         In the opinion of management and the disinterested members of the Board of Directors, the terms of the Loan Facility are fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.

SUBORDINATED LOAN


         The Company entered into Subordinated Loan Agreement dated as of December 16, 1996 with J. Bradford Bishop, Chairman and Chief Executive Officer of the Company, and John F. Bishop, Vice Chairman, Treasurer and Secretary of the Company (together, the "Bishops"). The Bishops advanced $600,000 to the Company under the Subordinated Loan Agreement. Interest accrued thereon at 8%
per annum, payable quarterly.   In connection with the Subordinated Loan
Agreement, the Company issued warrants to the Bishops to purchase 90,000 shares
of Common Stock at $3.00 per share.   The Subordinated Loan Agreement terminated
on October 15, 1997, and all principal thereunder was repaid in full on such date with the proceeds from the Loan Facility with the Bishop Family Trust. As consideration for the early repayment of such obligations, the warrants issued to the Bishops were canceled on October 15, 1997.


         In the opinion of management and the disinterested members of the Board of Directors, the terms of the Subordinated Loan Agreement, including the warrants to be issued thereunder, were fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.

BRIDGE LOANS


         The Company has received several bridge loans from the Bishops payable on demand (the "Bridge Loans"), which amounted to $400,000, plus interest, on
October 15, 1997.  Interest accrued thereon at 10% per annum.   All principal of
the Bridge Loans was repaid in full on such date with the proceeds from the Loan Facility with the Bishop Family Trust.


         In the opinion of management and the disinterested members of the Board of Directors, the terms of the Bridge Loans were fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.

EMPLOYMENT AGREEMENT

         On October 1, 1995, the Company entered into an Employment Agreement with John F. Bishop, Vice-Chairman of the Board, Treasurer and Secretary of the Company, whereby Mr. Bishop will provide his services for a monthly salary of $6,500 for an initial term of two years. On the first day of each month, the initial term is automatically extended for an additional month, unless either party notifies the other in writing of his or its desire not to extend the term. In the event the Company elects not to extend the term or there is a change in control of the Company (the date of such event is referred to as the "Transition Date"), Mr. Bishop will continue to perform services for the Company for a three month transition period and the Company will maintain his compensation and other benefits for the three month transition period and an additional twenty-one months. Should Mr. Bishop become permanently disabled, the Company shall pay to him fifty percent (50%) of the agreed salary for the remainder of the term. Effective January 1, 1997, Mr. Bishop agreed to reduce his monthly salary to $3,250 until the Transition Date. In addition to the foregoing compensation, the Company will provide Mr. Bishop with a private office at 3 Civic Center Plaza, Suite 265, Newport Beach, California (or a comparable location in the City of Newport Beach), secretarial and administrative assistance, office equipment and supplies and other facilities and services suitable to his position. Mr. Bishop is also entitled to all employee benefits provided to senior management personnel of the Company and to participate in the Company's medical reimbursement plan which is supplemental to the medical plan covering all employees, the tax and financial counseling reimbursement plan and the legal reimbursement plan provided by the Company as well as Company paid life insurance.

         In addition to his monthly compensation, Mr. Bishop is entitled under the Employment Agreement to the full and unrestricted use of the currently provided 1989 Mercedes Benz Model 560 automobile or its successor automobile if replaced at any time prior to the end of his employment term. The Company provides all gasoline, maintenance, repair and insurance with respect to the automobile during the term of the Agreement. In consideration for Mr. Bishop's prior agreement to reduce his monthly salary to $1 per month for the period from February 1992 through July 1992 and the deduction of $217 per month from his monthly salary for the period from August 1992 through October 1995, the Company granted to Mr. Bishop the right to acquire the automobile with full credit for the foregone salary totaling $56,846. Mr. Bishop has the right to acquire the automobile at any time during the two months immediately preceding the end of his employment term. If the automobile's Kelly Blue Book value is in excess of $56,846, Mr. Bishop shall pay to the Company the difference at the time Mr. Bishop acquires the automobile. If the value of the automobile is less than $56,846, the Company shall pay the difference to Mr. Bishop at the time he acquires the automobile. In the event that Mr. Bishop's employment is terminated prior to the end of his employment term, he shall have the right to acquire the automobile at that time. In the event of Mr. Bishop's death, the right to acquire the automobile shall be exercisable by Mr. Bishop's widow or the executor of his estate.

         The Company may terminate the Employment Agreement only if Mr. Bishop were to be convicted of a felony, if he willfully fails to fulfill his duties, if he commits gross negligence in the performance of his duties, if he intentionally misappropriates significant funds of the Company or if he dies. Mr. Bishop may terminate the agreement at any time on thirty days notice to the Company.

         Under the Employment Agreement, Mr. Bishop may not disclose confidential information of the Company at any time. This provision survives termination of the Employment Agreement. Mr. Bishop is further prohibited from soliciting employees or customers of the Company for at least one (1) year following termination of the Employment Agreement.

LEGAL COUNSEL

         Bainbridge Group, a Law Corporation ("Bainbridge Group") provides ongoing legal services for the Company. Michael E. Johnson, a director of the Company, is President of Bainbridge Group. In the opinion of management and the disinterested members of the Board of Directors, the terms of the relationship between the Company and Bainbridge Group are fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties. The Company obtains legal services from an affiliate at rates normally charged to a third party.

           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth as of October 14, 1997, certain information as to the Common Stock of the Company beneficially owned, directly or indirectly, by each person who is known to the Company to beneficially own more than 5% of the outstanding Common Stock, by each director, by each nominee for director, by each executive officer named in the Summary Compensation Table, and by all executive officers and directors of the Company as a group. The persons named hold sole voting and investment power with respect to the shares shown opposite their respective names, unless otherwise indicated. (Note -- "Direct" means Common Stock held individually, or held in joint tenancy or as community property with spouse. "Indirect" means Common Stock held by spouse as separate property, or held of record by the stockholder for the benefit of another person, or held of record by the stockholder as trustee of a trust.)



 Name and Address of          Amount of                   Nature of         Percent
 Beneficial Owner             Beneficial Ownership   Beneficial Ownership   of Class
 ----------------             --------------------   --------------------   --------
 CEDE & Company               186,100                     Indirect(1)        43.80%
 Depository Trust Company
  7 Hanover Square
  New York, New York 10004

 John F. Bishop (2)           128,927                     Indirect (3)       30.34%

 J. Bradford Bishop (2)        62,473                     Indirect (4)       15.69%
                                5,000                      Direct (6)

 J. Sidney Webb (2)               800                     Indirect (5)        2.86%
                               11,667                      Direct (6)

 Robert D. Johnson (2)            200                     Indirect (7)        2.72%
                               11,667                      Direct(6)

 Michael E. Johnson (2)         3,333                      Direct (6)             *

                                       23

 Name and Address of          Amount of                   Nature of         Percent
 Beneficial Owner             Beneficial Ownership   Beneficial Ownership   of Class
 ----------------             --------------------   --------------------   --------
 Ivan Andres (2)                2,100                      Direct (6)             *

 John J. Ardizzone, Jr. (2)         0                         ---                 *

 All Executive Officers and   226,167                         ---            49.31%
 Directors as a Group
 (7 persons) (8)

----------------------------

 *  Less than 1% of the class

(1) CEDE & Company is a nominee of the Depository Trust Company, which is a wholly owned subsidiary of the New York Stock Exchange, Inc. CEDE disclaims any beneficial interest in shares of the Company's Common Stock held in its name.

(2) The mailing address for such individual is in care of EIP Microwave, Inc., 1745 McCandless Drive, Milpitas, CA 95035.

(3) Consists of (i) 118,260 shares held by J.F. Bishop and his spouse as trustees of the Bishop Family Trust, and (ii) 10,667 shares held by J.F. Bishop as trustee for the benefit of certain of his children.

(4) Consists of (i) 22,473 shares held by J.B. Bishop and his spouse as trustees of a revocable trust, and (ii) 40,000 shares held by J.B. Bishop and his spouse as trustees of the Bishop 1993 Children's Trust.

(5) Held by J.S. Webb as trustee of the Webb Family Trust.

(6) Consists of shares for which the named individual has the right to acquire beneficial ownership within 60 days after the Record Date by exercise of options granted under the Company's Second Amended and Restated 1994 Stock Option Plan.

(7) Held by R.D. Johnson and his spouse as trustees of the Robert D. Johnson and Dorothy A. Johnson Trust.

(8) Total includes the shares indirectly held by Messrs. J.F. Bishop, J.B. Bishop, J.S. Webb and R.D. Johnson as trustees, as noted above.

                              DESCRIPTION OF SECURITIES

         The following description of the securities of the Company and certain provisions of the Company's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement.

AUTHORIZED STOCK

         The Company is authorized to issue 10,000,000 shares of Common Stock, $0.01 par value. As of the date of this Prospectus the Company had 424,907 shares of Common Stock issued and outstanding.

VOTING RIGHTS

         Holders of the shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Except as described in the following paragraph, shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

         As a Delaware corporation doing business in California, the Company is subject to certain provisions of the California General Corporation law (the "California Law") if certain property, payroll and sales factors are met and more than 50% of the Common Stock is held of record by persons having addresses in California (excluding shares held by broker-dealers, banks or other nominees). The Company believes that it meets the statutory test for applicability of certain provisions of California Law to the Company. One of these provisions, Section 708, entitles a stockholder to cumulate his or her votes at an election of directors. Accordingly, with respect to the election of directors only, if one or more stockholders give notice at the Annual Meeting before the voting of their intention to cumulate their votes, all stockholders entitled to vote shall have the right to so cumulate their votes and to give one candidate, who has been nominated prior to the voting, a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his or her shares are entitled, or to distribute such votes among two or more such candidates on the same principle in such proportions as each stockholder may determine. If such vote is not conducted by cumulative voting, stockholders may vote in favor of all nominees, withhold their votes as to all nominees, or vote in favor of specific nominees and withhold their votes as to other nominees.

DIVIDEND RIGHTS

         Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the board of directors out of funds of the Company legally available therefor. The Company does not anticipate paying dividends in the near future.

LIQUIDATION RIGHTS

         Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive a pro rata share of the assets of the Company available for distribution to stockholders.

PREEMPTIVE RIGHTS

         Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

DISSENTER'S RIGHTS

         Under current Delaware law, a stockholder is afforded dissenters' rights which if properly exercised may require the corporation to repurchase its shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

CERTAIN ANTI-TAKEOVER PROVISIONS

         The Company's Certificate of Incorporation and Bylaws contain provisions that could delay, defer or prevent a change in control of the Company. The Company has a classified Board of directors. The Board is divided into three classes, each class consisting of two directors. There is one vacancy in the class whose term expires at the 1998 Annual Meeting. The terms of directors in the two remaining classes expire at the 1999 Annual Meeting and the 2000 Annual Meeting, respectively. Further, the Bylaws set forth procedures for the nomination of director candidates by the Board of Directors or stockholders, and require that a stockholder give specified notice of its intent to nominate a director candidate at least 90 days prior to the Annual Meeting.

         The Company's Certificate of Incorporation restricts the ability of the Company to engage in specified transactions with any interested person. An "interested person" is defined to include any individual or entity who is the beneficial owner of 10% or more of the Common Stock. Such transactions are prohibited, unless the transaction is approved by (i) the holders of two-thirds of the outstanding shares of Common Stock and a majority of such shares not held by the interested person, or (ii) a majority of the directors who are unaffiliated with the interested person and who were directors prior to the time the interested person became an interested person (or are successors to such directors). Other requirements may also be applicable for certain transactions.

TRANSFER AGENT

         ChaseMellon Shareholder Services, L.L.C. serves as the transfer agent of the Company.

                    LEGAL MATTERS AND INTERESTS OF COUNSEL

         The validity of the authorization and issuance of the securities offered hereby will be passed upon for the Company by Bainbridge Group, a Law Corporation, of Irvine, California. Bainbridge Group also provides ongoing legal services for the Company. Michael E. Johnson, President of Bainbridge Group, is a director of the Company and is the holder of options to purchase 10,000 shares of common stock of the Company.

                                   EXPERTS

         The consolidated balance sheets of EIP Microwave, Inc. and subsidiaries as of September 30, 1996, and 1995, and the consolidated statements of operations and retained earnings (accumulated deficit), stockholders' equity and cash flows for the years then ended, have been included herein and in the Registration Statement in reliance upon the report of Price Waterhouse LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         The report of Price Waterhouse LLP covering the aforementioned financial statements contains an explanatory paragraph. The explanatory paragraph states the Company has incurred significant recent losses from operations and may need to obtain additional financing to meet its business plans for fiscal 1998 and beyond that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                CHANGE IN ACCOUNTANTS


         The Company engaged Meredith, Cardozo, Lanz & Chiu LLP as its new independent accountants as of October 9, 1997.

         On October 9, 1997, EIP Microwave, Inc. (the "Company") dismissed
Price Waterhouse LLP as its independent accountants. The reports of Price Waterhouse LLP on the financial statements for the years ended September 30, 1995 and 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that their reissued report on the financial statements for the year ended September 30, 1996, which was dual dated December 23, 1996 and October 23, 1997 includes an explanatory paragraph to express substantial doubt regarding the Company's ability to continue as a going concern. The Company's Audit Committee participated in and approved the decision to change independent accountants. In connection with its audits for the two most recent fiscal years and through October 9, 1997, there have been no disagreements with Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse LLP would have caused them to make reference thereto in their report on the financial statements for such years. Price Waterhouse LLP furnished the Company with a letter addressed to the Securities and Exchange Commission stating that it agrees with the statements in this paragraph.


                                   INDEMNIFICATION

         Under Delaware corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Delaware law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Delaware law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of stockholders or disinterested directors. In such regard, a Delaware corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation.

         Article Ninth of the Company's Certificate of Incorporation eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages in certain instances for breach of a director's fiduciary duty of care. Article IX of the Company's Bylaws provides that
(i) each director, officer and employee of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law subject to certain limitations, (ii) each indemnitee is entitled to be paid by the Company for its expenses in defending proceedings in advance of final determination, (iii) the right of indemnification provided therein shall not be exclusive, (iv) the Company is authorized to enter into contracts with any director, officer, employee or agent of the Company which provide for indemnification equivalent to or greater than provided in Article IX, and (v) the Company is required to maintain insurance to the extent reasonably available to protect itself and any such director, officer, employee or agent.

         Consistent with Article IX of the Company's Bylaws, the Company has entered into individual Indemnification Agreements with its directors and officers. The Indemnification Agreements, among other things, provide mandatory indemnification protection in excess of that provided by Delaware corporation law. The Indemnification Agreements provide certain procedures relating to indemnification and advancement of expenses.


         In addition, the Company currently carries limited insurance coverage for its directors and officers. The Indemnification Agreements provide protections beyond those currently available from the Company's existing director's and officer's liability insurance.


         As a result of the foregoing, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents, as such, with respect to the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                               EIP MICROWAVE, INC.


                      Index to Financial Statements for the
                  Years ended September 30, 1996 and 1995 and
                    Nine Months ended June 30, 1997 and 1996

--------------------------------------------------------------------------------
 Contents                                                   Page
--------------------------------------------------------------------------------
 Report of Independent Accountants                          F-2
--------------------------------------------------------------------------------
 Financial Statements
--------------------------------------------------------------------------------
 Consolidated Balance Sheet as of                           F-3
  September 30, 1995, and  1996, and
  June 30, 1997 (unaudited)
--------------------------------------------------------------------------------
 Consolidated Statements of Operations and Retained         F-4
  Earnings (Accumulated Deficit) for the Years Ended
  September 30, 1995 and 1996, and the Nine Months
  Ended June 30, 1996 and June 30, 1997 (unaudited)
--------------------------------------------------------------------------------
 Statements of Stockholders' Equity for the                 F-4
  Years Ended September 30, 1995 and 1996, and
  the Nine Months Ended June 30, 1997 (unaudited)
--------------------------------------------------------------------------------
 Consolidated Statements of Cash Flows for the              F-5
  Years Ended September 30, 1995 and 1996, and the
  Nine Months Ending June 30, 1996 and 1997
  (unaudited)
--------------------------------------------------------------------------------
 Notes to Financial Statements                              F-6
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of EIP Microwave, Inc.

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of EIP Microwave, Inc. and its subsidiary at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

          The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant recent losses from operations and may need to obtain additional financing to meet its business plans for fiscal 1998 and beyond that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





PRICE WATERHOUSE LLP
San Jose, California
December 23, 1996, except for the third paragraph of Note 1, the second paragraph of Note 6 and Note 9, which are as of October 23, 1997.

                           CONSOLIDATED BALANCE SHEETS
                    (Dollars in thousands, except share data)

                                     ASSETS


                                                    June 30,  September 30,  September 30,
                                                        1997           1996           1995
                                                        ----           ----           ----
                                                  (unaudited)
Current assets:
  Cash and cash equivalents                         $    257       $    216       $    126
  Short-term investments                                  27            324            319
                                                    --------       --------       --------
                                                         284            540            445
  Accounts receivable, net                               308            686          1,064
  Inventories                                          1,125          1,067          1,133
  Prepaid expenses                                        71             59             74
                                                    --------       --------       --------
     Total current assets                              1,788          2,352          2,716
                                                    --------       --------       --------
Property and equipment, net                              630            631            271
                                                    --------       --------       --------
Other assets                                               -              -             30
                                                    $  2,418       $  2,983       $  3,017
                                                    --------       --------       --------
                                                    --------       --------       --------


                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                    $  314         $  706         $  610
  Accrued liabilities                                    519            546            676
  Advanced payments from customers                         -            190              -
  Bank borrowings                                        296            185              -
  Notes payable to affiliates                            150              -              -
  Current portion of obligations under capital
   leases                                                 34             34             15
     Total current liabilities                         1,313          1,661          1,301
                                                    --------       --------       --------
Long term notes payable to affiliates                    600              -              -
Long term obligations under capital leases                71             95              -
     Total Liabilities                                 1,984          1,756          1,301
                                                    --------       --------       --------

Commitments and contingencies (Note 5)

Stockholders' equity:
  Common stock $.01 par value, authorized                  5              5              5
  - 10,000,000 shares;
    424,907 issued and outstanding
  Additional paid-in-capital                             848            848            844
  Retained earnings (accumulated deficit)               (419)           374            867
                                                    --------       --------       --------
     Total stockholders' equity                          434          1,227          1,716
                                                    --------       --------       --------

                                                    $  2,418       $  2,983       $  3,017
                                                    --------       --------       --------
                                                    --------       --------       --------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  AND RETAINED EARNINGS (ACCUMULATED DEFICIT)
                     (In thousands, except per share data)


                                                            Nine Months                   Years Ended
                                                           Ended June 30,                September 30,
                                                        1997           1996           1996           1995
                                                       ---------------------         ---------------------
                                                            (unaudited)
Net sales                                           $  3,560       $  4,886       $  6,492       $  6,721

Costs and expenses:
  Cost of sales                                        2,170          3,075          4,064          3,646
  Research, development and engineering                  722            724            978            742
  Selling, general and administrative                  1,416          1,548          2,084          2,289
  Interest and other, net                                 45           (142)          (141)           (81)
                                                    --------       --------       --------       --------
    Total costs and expenses                           4,353          5,205          6,985          6,596
                                                    --------       --------       --------       --------

Net income (loss)                                       (793)          (319)          (493)           125

Retained earnings at beginning of period                 374            867            867            742

Retained earnings (accumulated deficit)
  at end of period                                  $   (419)      $    548       $    374       $    867
                                                    --------       --------       --------       --------
                                                    --------       --------       --------       --------

Net income (loss) per share                         $  (1.87)      $   (.75)      $  (1.16)      $   0.30
                                                    --------       --------       --------       --------
                                                    --------       --------       --------       --------

Weighted average common shares outstanding               425            423            423            423
                                                    --------       --------       --------       --------
                                                    --------       --------       --------       --------


                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                    Additional
                                           Common Stock             Paid-in       Retained
(Dollars in thousands)                 Shares         Amount        Capital       Earnings          Total

Balance at September 30, 1994         423,307           $  5         $  844         $  742         $1,591
                                      -------------------------------------------------------------------
   Stock Issues                          -                -             -              -             -
                                      -------------------------------------------------------------------
   Net Income                            -                -             -              125            125
                                      -------------------------------------------------------------------
Balance at September 30, 1995         423,307              5            844            867          1,716
                                      -------------------------------------------------------------------
   Stock Issues                         1,600             -               4            -                4
   Net Income                            -                -             -             (493)          (493)
                                      -------------------------------------------------------------------
Balance at September 30, 1996         424,907              5            848            374          1,227
                                      -------------------------------------------------------------------
   Stock Issues (unaudited)              -                -             -              -             -
   Net income (unaudited)                -                -             -             (793)          (793)
                                      -------------------------------------------------------------------
Balance at June 30, 1997
         (unaudited)                  424,907              5            848           (419)           434
                                      -------------------------------------------------------------------
                                      -------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           Increase (decrease) in cash

                        (Dollars in thousands, unaudited)


                                                                  Nine Months                   Years Ended
                                                                  Ended June 30                 September 30
                                                                  1997           1996           1996           1995
                                                                  -------------------           -------------------
                                                                      (unaudited)
Cash flows from operating activities:
Net income (loss)                                             $   (793)      $   (319)      $   (493)      $    125
     Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities:
       Depreciation and amortization                               190            134            147            220
       Gain on sale of capital equipment                           (98)           (50)           (50)          (146)
       Change in assets and liabilities:
          Accounts receivable, net                                 378            277            378           (350)
          Inventories                                              (58)           117             66           (149)
          Prepaid expenses                                         (12)            33             45           ( 36)
          Accounts payable                                        (392)             1             96             83
          Accrued liabilities                                      (27)          (151)          (130)            65
          Advanced payment from customers                         (190)          -               190           -
                                                              --------       --------       --------       --------
Cash provided by (used in) operating activities                 (1,002)            42            249           (188)
                                                              --------       --------       --------       --------

Cash flows from investing activities:
     Purchase of short-term investments                           -               (19)          (213)           (11)
     Sale of short-term investments                                297           -               208           -
     Capital expenditures                                         (192)          (347)          (394)           (41)
     Proceeds from sale of capital equipment                       101             61             61            155
                                                              --------       --------       --------       --------
Cash provided by (used in) investing activities                    206           (305)          (338)           103
                                                              --------       --------       --------       --------

Cash flows from financing activities:
     Proceeds from bank borrowings                                 111            185            185           -
     Proceeds from notes payable to affiliates                     750           -              -              -
     Proceeds from sales of common stock to employees             -              -                 4           -
     Repayment of obligations under capital leases                 (24)          -               (10)          -
                                                              --------       --------       --------       --------
Cash provided by financing activities                              837            185            179           -
                                                              --------       --------       --------       --------

Increase (decrease) in cash and cash equivalents                    41            (78)            90            (85)
Cash and cash equivalents at beginning of period                   216            126            126            211
                                                              --------       --------       --------       --------
Cash and cash equivalents at end of period                    $    257       $     48       $    216       $    126
                                                              --------       --------       --------       --------
                                                              --------       --------       --------       --------

Supplemental information
Equipment acquired pursuant to capital leases                     -              -               124           -



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               September 30, 1996

NOTE 1.  THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY


     The Company is engaged in a single industry segment constituting the development, manufacture, and sale of high frequency microwave and radio frequency (RF) test and measurement instruments. The Company's stand-alone microwave frequency counters represented 50% of net sales in 1996, 64% of net sales in 1995, and 75% of net sales in 1994. Substantially all of its activities are conducted in the United States, and the Company has no foreign manufacturing operations nor material amounts of foreign assets. Export sales to customers in Western Europe, Pacific Rim countries and in other parts of the world, as a percent of net sales respectively, were approximately 20%, 11% and 5% in 1996, 25%, 13% and 5% in 1995, and 17%, 9% and 10% in 1994. Profit
margins are similar on foreign and domestic sales. Direct sales to the United States government and its contractors as a percent of net sales were approximately 33% in 1996 (22% to one government subcontractor), 36% in 1995 (11% to one government subcontractor), and 38% and 26% for the nine months ended June 30, 1997 and 1996, respectively (29 and 19% to one government subcontractor, respectively).


LIQUIDITY

     As shown in the accompanying financial statements, the Company incurred a loss from operations for the year ended September 30, 1996 of $493,000 and has experienced significant fluctuations in operating results in the past. The fiscal 1997 operating plan anticipates the release of a new frequency measurement product. To the extent that product development is delayed or the new product introduction does not achieve sufficient market acceptance, the Company's financial position and results of operations will be adversely impacted.





     The Company has incurred significant recent losses from operations and additional financing will be required for the Company to meet its business plan for fiscal 1998 and beyond. There can be no assurance that the Company will not incur additional losses until its recently introduced and existing products generate significant revenues. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company's business plan for fiscal 1998 involves three key operating objectives: (1) increasing the manufacture and shipment of microwave frequency counters to Hewlett-Packard Company for distribution on a private label basis worldwide through an OEM relationship; (2) completing field testing of the Company's RF synthesized signal generators and RF down converters under its five-year indefinite quantity, fixed price subcontract with ManTech Systems Engineering Corporation, and preparing for shipment of production quantities of these products in the fourth fiscal quarter of 1998; and (3) completing current development efforts and introducing new test instrumentation for the wireless telecommunications market. Management believes that it can successfully implement these key operating objectives. The Company's ability to generate sufficient cash to support its business plan during the 1998 fiscal year depends on the ability of management to obtain additional debt and equity financing, through the Rights Offering and other capital sources. Management is currently pursuing additional debt financing. If the Company is unable to obtain such financing, it will be required to reduce discretionary spending in order to maintain its operations at a reduced level. Management believes that it will be able to reduce discretionary spending if required. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated.

CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS


     Short-term investments, consisting of publicly traded preferred stocks and government bonds, are stated at fair value. The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires companies to classify investments in debt and equity securities with readily determinable fair values as "held-to-maturity", "available for sale", or "trading" and establishes accounting and reporting requirements for each classification. The Company classifies all securities held as available for sale. Securities classified as available for sale are reported at their fair market value with unrealized gains and losses reported as a separate component of stockholders' equity. Such unrealized gains and losses were immaterial as of September 30, 1996 and 1995, and June 30, 1997. The Company's government bonds have a maturity of one year or less. Publicly traded preferred stocks are considered highly liquid and are classified as short-term investments.


CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments in a variety of financial instruments such as certificates of deposit and marketable equity securities.

     The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable balances. At September 30, 1996, the accounts receivable balance from three customers represented 32%, 12%, and 10% of net trade receivables, and at June 30, 1997 14%, 11%, and 7% of net trade receivables.

INVENTORIES

     Inventories are stated at the lower of standard cost, which approximates actual cost (determined on a first-in, first-out basis), or market.

PROPERTY AND EQUIPMENT

     Purchased property and equipment are stated at cost and are depreciated using the straight-line method over lives ranging from three to eight years. Self-constructed demonstrator products are stated at their standard manufacturing cost.

REVENUE RECOGNITION AND WARRANTY

     Sales are recognized at the time of shipment provided no significant obligations remain and collectibility is probable. The Company provides for the estimated costs of fulfilling its warranty obligation at the time the related sale is recorded.

INCOME TAXES

     The Company utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or tax returns.

NET INCOME (LOSS) PER SHARE

     The calculation of net income (loss) per share is based upon the weighted average number of shares outstanding during the year. Common stock equivalents were not materially dilutive for the year ended September 30, 1995. As a result of the losses incurred in fiscal 1996 and 1994, and for the nine months ended June 30, 1997 and 1996, the common equivalent shares were antidilutive and, accordingly, were excluded from the computation of loss per share for those years.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

          In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Only the disclosure requirements of this standard will be adopted by EIP for the year ending September 30, 1997, and therefore there will be no impact on EIP's consolidated financial position or results of operations.


          In February 1997, the Financial Account Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128, which is effective for the Company's fiscal year ending September 30, 1998, redefines earning per share under generally accepted accounting principles. Under the new standard, primary earnings per share is replaced by basic earnings per share, and fully diluted earnings per share is replaced by diluted earnings per share. The adoption of SFAS 128 is not expected to have a material impact on the Company since earnings per share reported under Accounting Principles Board Opinion No. 15 approximates diluted earnings per share, which will be reported under SFAS 128.

          In February 1997, the Financial Accounting Standards Board issued Statement of Financial Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure". SFAS 129 requires disclosure of certain information related to the Company's capital structure and is not anticipated to have a material impact on the Company's financial position or results of operations.

          In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosure prescribed by SFAS must be made beginning with the first quarter of 1998.

          In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has not yet determined the impact, if any, of adopting this new standard. The disclosures prescribed by SFAS 131 are effective in 1998.

INTERIM RESULTS (UNAUDITED)

          The accompanying balance sheet as of June 30, 1997, the statements of operations and of cash flows for the nine months ended June 30, 1996 and 1997 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods. The data disclosed in these notes to financial statements for these periods are also unaudited.


NOTE 2.  CONSOLIDATED BALANCE SHEET DETAIL

(Dollars in thousands)                               September 30,    June 30,
                                                    1996       1995     1997
Accounts receivable:                                                 (unaudited)
   Trade                                           $  736     $1,138   $  358
   Less - allowance for doubtful accounts             (50)       (74)     (50)
                                                   -----------------   ------
                                                   $  686      1,064   $  308

                                                   -----------------   ------
                                                   -----------------   ------

Inventories:
    Raw materials                                  $  719     $  633   $  599
    Work-in-process                                   320        489      411
    Finished goods                                     28         11      115
                                                   -----------------   ------
                                                   -----------------   ------
                                                   $1,067     $1,133   $1,125
                                                   -----------------   ------
                                                   -----------------   ------

Property plant and equipment:
    Machinery and equipment                        $3,121     $3,168   $3,124
    Computer equipment and software                 1,054      1,160    1,060
    Demonstrator equipment                            337        359      350
    Furniture, fixtures and other fixed assets        807        471      869
                                                   -----------------   ------
                                                   -----------------   ------
                                                    5,319      5,158    5,403
    Less:  accumulated depreciation                (4,688)    (4,887)  (4,773)
                                                   -----------------   ------
                                                   -----------------   ------
                                                   $  631     $  271   $  630
                                                   -----------------   ------
                                                   -----------------   ------
Accrued liabilities:
    Salaries, wages and benefits                   $  215     $  157   $  260
    Commissions                                        83         61       11
    Warranty                                           53         66       32
    Other                                             195        392      216
                                                   -----------------   ------
                                                   $  546     $  676   $  519
                                                   -----------------   ------
                                                   -----------------   ------

NOTE 3.  EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN

          The Company has a Retirement/Savings Plan which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All employees who have completed three months of service on or before the semiannual entry period are eligible to participate in the Retirement Plan. The Retirement Plan allows participants to contribute up to 12% of their earnings to the Retirement Plan and deduct this amount from their wages for federal income tax purposes. The Company will contribute 50 cents for each dollar contributed by the employee up to 3% of total wages. Company contributions in fiscal years 1996, 1995, and for the nine months ended June 30, 1997, totaled $49,000, $38,000 and $30,000, respectively.

INCENTIVE COMPENSATION

          The Company has an incentive compensation plan which provides for awards of bonuses to officers and key employees based principally on achieving stipulated Company financial objectives. In making specific awards, consideration is given to the individual's contribution to the success of the Company, to the success and performance of the unit or department of which the individual is a member, and to the achievement of individual performance goals established at the beginning of the fiscal year. The formula for computing bonuses has been subject to annual modification and may in the future be again modified at the discretion of the Board of Directors. No bonuses were awarded for the nine months ended June 30, 1997 and 1996, nor for fiscal 1996. Bonuses of $61,000 were awarded for fiscal 1995 results. No bonuses were awarded for fiscal 1994 results.

STOCK APPRECIATION RIGHTS PLAN

          On November 11, 1992, the Board of Directors adopted a Stock Appreciation Rights Plan ("SAR Plan"). The SAR Plan provides for the award of appreciation rights ("SARs") to officers and key management employees of the

Company entitling such participants to receive the increase, if any, in the value of one share of Company common stock from the date of the award to the date(s) of valuation established at the time of the award. Generally, SARs are deemed vested in five equal annual installments. Each award vested will be paid in cash on a scheduled payment date. During the nine months ended June 30, 1997, and during fiscal 1996, 1995 and 1994, no SARs were awarded. A total of 760, 2,760, 2,760 and 7,760 SARs were vested during the nine months ended
June 30, 1997, and during fiscal 1996, 1995 and 1994, respectively. A total of 4,000, 0, 960, and 24,040 SARs were canceled during the nine months ended
June 30, 1997, and during fiscal 1996, 1995, and 1994, respectively, leaving an aggregate of 760 SARs outstanding at June 30, 1997. The Company accrues a compensation liability over the vesting period based on the increase in the market value of the common stock over the award price. The liability recorded in the nine months ended June 30, 1997, and during fiscal 1996 and 1995 was $1,900, $7,900 and $20,293, respectively. No compensation liability was recorded for fiscal 1994 relating to the SAR Plan.

STOCK OPTION PLAN

          Under the Company's Second Amended and Restated 1994 Stock Option Plan (the "Plan"), as in effect on June 30, 1997, stock options may be awarded to directors, consultants and employees to purchase up to 200,000 shares of common stock at exercise prices determined by the Board of Directors. The options can generally be awarded for periods up to 10 years and are subject to vesting schedules as determined by the Board of Directors.

The following table summarizes option activity under the Plan:

                                           Options     Options       Options
                                          Available  Outstanding Price Per Share

Balance at September 30, 1994                 -           -        $       -
Options authorized                          80,000        -                -
Options granted                            (57,500)     57,500          2.375
                                         ---------------------------------------
Balance at September 30, 1995               22,500      57,500      $   2.375
                                         ---------------------------------------
                                         ---------------------------------------
Additional options authorized               20,000        -                -
Options granted                            (37,500)     37,500     $3.875-4.263
Options exercised                             -         (1,600)         2.375
                                         ---------------------------------------
Balance at September 30, 1996                5,000      93,400     $2.375-4.263

                                         ---------------------------------------
                                         ---------------------------------------
Additional options authorized (unaudited)  100,000        -                -
Option granted (unaudited)                 (50,000)     50,000     $     4.75
Options canceled (unaudited)                13,000     (13,000)    $2.375-3.875
                                         ---------------------------------------
Balance at June 30, 1997 (unaudited)        68,000     130,400     $ 2.375-4.75

                                         ---------------------------------------
                                         ---------------------------------------

As of June 30, 1997, 46,431 awarded options are exercisable.

NOTE 4.  INCOME TAXES

Deferred tax assets (liabilities) are summarized as follows:

(Dollars in thousands)                           1996           1995

Net operating loss carryforwards              $  1,104       $  1,016
Tax credit carryforwards                           106            106
Inventory and other valuation reserves             221            190

Other                                               -              -
                                            ----------------------------
Gross deferred tax asset                         1,431          1,312
                                            ----------------------------
Depreciation expense                                -              -
Other                                               -              -
                                            ----------------------------
Gross deferred tax liability                        -              -
                                            ----------------------------
Deferred tax asset valuation allowance        $ (1,431)      $ (1,312)
                                            ----------------------------
                                            ----------------------------

     The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     The U.S. net operating loss carryforward of approximately $2,800,000 at September 30, 1996, expires by fiscal year 2010 if not offset against taxable income. The amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

          The Company has signed a lease for 20,331 square feet in a building located in Milpitas, California, for an initial term of three years ending October 31, 1998. The lease provides for rentals of $226,000, $226,000, and $19,000 for fiscal years 1997, 1998 and 1999 plus applicable real property taxes and insurance, and contains one three year renewal option. Future lease commitments for the next five fiscal years for all other leases as of September 30, 1996 were as follows (in thousands):



Fiscal year ending September 30,        Capital Leases      Operating Leases
--------------------------------        --------------      ----------------

     1997                                     $    46            $    34
     1998                                          36                 32
     1999                                          28                 24
     2000                                          26                 23
     Thereafter                                    19                 16
                                              --------           --------
Total minimum lease payments                  $   155            $   129
                                              --------           --------
                                              --------
     Less amount representing interest            (26)
                                              --------
     Present value of minimum lease payments      129
     Less current portion                         (34)
                                              --------
     Long-term lease obligation               $    95
                                              --------
                                              --------

          The Company also leases certain equipment on a month-to-month basis. Total rental expense under all operating leases was $258,000, $300,000, and $364,000, in fiscal years 1996, 1995, and 1994, respectively.

          On October 1, 1995, the Company entered into an Employment Agreement (the "Agreement") with John F. Bishop, Vice-Chairman of the Board, Treasurer, and Secretary of the Company, whereby Mr. Bishop will provide his services for a monthly salary of $6,500 for an initial term of two years. On the first day of each month, the initial term is automatically extended for an additional month, unless either party notifies the other in writing of his or its desire not to extend the term. In the event the Company elects not to extend the term or there is a change in control of the Company (the date of such event is referred to as the "Transition Date"), Mr. Bishop will continue to perform services for the Company for a three month transition period and the Company would maintain his compensation and other benefits for the three month transition period and an additional twenty-one months. Effective January 1, 1997, Mr. Bishop has agreed to reduce his monthly salary to $3,250 until the Transition Date. The Agreement also allows Mr. Bishop the use of an automobile and the right to receive title to the automobile, arising out of his agreement to forgo $56,846 of salary in prior years. Maintenance, insurance and gasoline costs for the automobile and an office location are also part of the Agreement. The corporate office is currently located in Newport Beach, California, leased at a monthly rate of $1,320 on a month-to-month basis.

NOTE 6.  BANK BORROWINGS

          As of September 30, 1996, the Company had a bank line of credit ("line") which provided for borrowings up to $500,000, not to exceed 60% of eligible accounts receivable. The balance outstanding was $185,000 as of September 30, 1996. The line bears interest at the bank's prime rate plus 3% per annum, provided that the interest rate in effect each month shall not be less than 10% per annum, and is payable monthly (11.25% as of September 30, 1996). The line contains various restrictive covenants requiring, among other matters, the maintenance of minimum levels of tangible net worth and profitability and certain financial ratios, including minimum quick ratio and maximum debt to net worth ratio. The line also precludes or limits the Company in taking certain actions, such as paying dividends, making loans, making acquisitions or incurring indebtedness, without the bank's prior written consent. The line is secured by substantially all of the Company's assets. As of November 15, 1996, the bank extended the maturity date of the line to January 15, 1997 and amended certain restrictive covenants, but limited borrowings to the $185,000 outstanding.


          On January 15, 1997, the bank line was revised to provide for borrowings up to $500,000. At October 1, 1997, the outstanding borrowings were $295,500. As of October 23, 1997, the Company was not in compliance with the restrictive covenants of the line, as so amended. In the event that the Company is unable to maintain compliance with financial covenants, J. Bradford Bishop, the Chairman and Chief Executive Officer of the Company, and John F. Bishop, the Vice Chairman, Treasurer and Secretary of the Company (the "Bishops") have agreed to finance up to $500,000 of working capital (in addition to funds provided under the subordinated loan facility (note 7)) on terms acceptable to the Bishops and the Company to replace the line of credit.


NOTE 7.  SUBSEQUENT EVENT

          On December 16, 1996, the Company entered a subordinated loan agreement with the Bishops. This agreement provides for borrowings up to a maximum aggregate amount of $600,000 by the Company. The commitment of the Bishops to make advances to the Company expires on February 1, 1998, and all advances must be repaid by February 1, 2000. Interest is charged at 8% per annum, and is payable quarterly. The advances are secured by substantially all of the assets of the Company and are subordinated to the Company's bank line of credit. The agreement contains various restrictive covenants. In connection with the subordinated loan agreement, the Company will issue warrants entitling the Bishops to purchase up to 90,000 shares of the Company's common stock at $3.00 per share. The warrants expire on December 16, 2001.

          Future performance and levels of capital expenditures could reduce the total amount of funds available under the bank line of credit and the subordinated loan agreement at any given time.

NOTE 8.  BOARD OF DIRECTORS' FEES

          During fiscal 1996, the Board of Directors waived fees owed to them by the Company totaling $112,000. The reversal of previously accrued fees was included in "Interest and other, net" cost and expenses in the statement of operations, and thereby reduced the net loss for the year ended September 30, 1996.

NOTE 9.  RECENT EVENTS (UNAUDITED)


          On October 15, 1997, the subordinated loan with the Bishops (Note 7) was extinguished with funds provided by a loan entered into with the Bishop Family Trust. As consideration for the early repayment of such obligations, the warrants issued to the Bishops were canceled on October 15, 1997. This new loan facility provides for a term loan of 1,000,000 and revolving advances up to $450,000. Interest is charged at the prime rate plus 5% per annum and is payable monthly (13.5% as of October 23, 1997). The loan facility expires on October 15, 1998. Funds made available by this facility were also used to extinguish bridge loans of $400,000 which had been received from the Bishops in May and August 1997. At October 23, 1997, the Company had outstanding borrowings of $1,100,000 under the loan facility. At this time the Company is not in compliance with the restrictive covenants of the loan facility.


          The Company has recently introduced a new line of counter products for distribution worldwide through a new OEM relationship. The Company has completed the testing phase with the OEM customer and has commenced preparation for production of the new line of products. The Company expects that this OEM relationship will account for a material portion of its revenues in fiscal year 1998 and thereafter.

                                   APPENDIX I

                         FORM OF SUBSCRIPTION AGREEMENT


               (PLEASE CAREFULLY REVIEW THE ATTACHED INSTRUCTIONS)

                               EIP Microwave, Inc.
                             Subscription Agreement


          This Subscription Agreement (the "Subscription Agreement") represents a subscription to acquire the number of shares (the "Shares") of common stock of EIP Microwave, Inc. (the "Company") set forth below at a subscription price of $1.70 per share for the total subscription price set forth below. The registered owner named below is entitled to subscribe for the Shares pursuant to subscription rights granted to stockholders upon the terms and conditions set forth in the related Prospectus. For each Share subscribed for, the subscription price of $1.70 must be forwarded directly to EIP Microwave, Inc.

          The subscription rights expire at 5:00 p.m., California time, on December 15, 1997, unless extended by the Company. No subscription agreements will be accepted thereafter.

Stockholder Name:                  _________________________

Stockholder Address:               _________________________

Number of shares owned
by Stockholder on
November 7, 1997:                  _________________________

Number of shares subject
to Basic Subscription Rights:
(number of shares shown above x 4) _________________________

SECTION 1 - Subscription and Signature

          I hereby irrevocably subscribe for the number of Shares indicated below, on the terms specified in the related Prospectus.

          A.  Basic Subscription:         _____________ shares
          B.  Over-Subscription:          _____________ shares (No more than
                                                               1,699,628 less
                                                               the number
                                                               subscribed for in
                                                               A.)
          C.  Total subscription (A + B): _____________ shares
          D.  Total cost (C x $1.70):     $____________



Signature of                                   Telephone
Stockholder:   ______________________________  Number: (____)________________

SECTION 2 - Address for delivery of stock certificate if different from above.
_____________________________________
_____________________________________
_____________________________________

                 INSTRUCTIONS FOR USE OF SUBSCRIPTION AGREEMENT
                             ----------------------
                       CONSULT THE INFORMATION AGENT, YOUR
                       BANK OR BROKER AS TO ANY QUESTIONS

          Each stockholder of EIP Microwave, Inc. (the "Company") has the right to subscribe for four Shares for each full share of common stock of the Company (the "Basic Subscription Rights") owned of record at the close of business on November 7, 1997 (the "Record Date"). The number of Shares you are entitled to subscribe for appears on the front of the Subscription Agreement or can be calculated by multiplying the number of shares of common stock owned of record on the record date by four. The subscription price is $1.70 for each Share.
You may also subscribe for Shares pursuant to an over-subscription privilege (the "Over-Subscription Privilege"). To exercise your rights, you must complete the appropriate sections of the Subscription Agreement. If you wish to exercise your rights for the Over-Subscription Privilege, you must do so by no later than 5:00 p.m., California time, on December 15, 1997, unless extended by the Company. Rights may be exercised only through the Company.

     To exercise your rights please complete and return the Subscription Agreement.

1.   Complete "SECTION 1--Subscription and Signature."

     A. Basic Subscription Rights. Enter the number of shares you intend to purchase under your Basic Subscription Rights. The maximum number of shares you may purchase on basic subscription appears on the front of the Subscription Agreement or can be calculated by multiplying the number of shares of common stock owned of record on the record date by four.

     B. Over-Subscription Privilege. Enter the number of shares you desire to purchase under your Over-Subscription Privilege. The Over-Subscription Privilege is available only if you exercised all of your Basic Subscription Rights. The maximum number of shares that you can purchase pursuant to the Over-Subscription Privilege is 1,699,628 shares less the number of shares you purchased on Basic Subscription Rights. The number of shares that will actually be purchased by you will be subject to allotment if there are not enough shares remaining after the Basic Subscription Rights to completely fill all requests for purchases on over-subscription.

     C. Total Subscription. Enter the total number of shares you want to purchase in the offer. This number is the sum of the number of shares you are purchasing on Basic Subscription Rights plus the number of shares you desire to purchase under the Over-Subscription Privilege.

     D. Total cost. Enter the total cost of your subscription. Your total cost is the dollar number obtained when you multiply the number of shares shown under total subscription by $1.70, the subscription price per share.

2.   Sign the Subscription Agreement in the space provide at the bottom of
     Section 1.  Include your daytime telephone number in the space provided.

3. Enclose the executed Subscription Agreement, together with a check or money order made payable to "EIP Microwave, Inc." in the amount of the total cost (Item D. of Section 1) in the envelope provided. If you use your own envelope, address it to EIP Microwave, Inc., 1745 McCandless Drive, Milpitas, California 95035-8024. You may also personally deliver your Subscription Agreement and payment to EIP Microwave, Inc., at the same address.

4. Mail or deliver your executed Subscription Agreement and payment for the total cost on a timely basis so that it is received by the Company by no later than 5:00 p.m., California time, on December 15, 1997 unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). If the Company has not received your Subscription Agreement and payment for the total cost by 5:00 p.m., California time, on the Expiration Date, you will not be entitled to purchase shares pursuant to the rights. Accordingly, if you are sending your executed Subscription Agreement and payment by mail, please allow sufficient time for them to be received by the Company prior to 5:00 p.m., California time, on the Expiration Date.


     The Rights Offering is being made on any or all basis, which means that the Company may accept any subscription received even if all 1,699,628 Shares offered are not subscribed for in the Rights Offering. J. Bradford Bishop, Chairman and Chief Executive Officer of the Company, and John F. Bishop, Vice Chairman, Secretary and Treasurer of the Company, both of whom are principal stockholders and members of the Board of Directors of the Company, have committed to the Company that they will purchase $1,360,000 in Common Stock by exercise of Rights distributed to them if other stockholders purchase at least $800,000 in Common Stock upon exercise of Rights distributed to them.


     The Company reserves the right to reject any subscription agreement and payment not properly submitted. The Company has no duty to give notification of defects in any subscription agreement and/or payment and will have no liability for failure to give such notification. The Company will return any subscription agreement and/or payment not properly submitted.

     Stockholders should carefully review the related Prospectus prior to making an investment decision with respect to the rights referred to in this Subscription Agreement.


5. Information Agent. The address, telephone and telecopier numbers of the Information Agent are as follows:

               Corporate Investor Communications, Inc. ("CIC")
               111 Commerce Road
               Carlstadt, NJ 07072-2586
               Telephone:     (201) 896-1900
               or Toll Free:  (800) 633-8985
               Telecopier:    (201) 896-0910

                                     PART II

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Under Delaware corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Delaware law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Delaware law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of stockholders or disinterested directors. In such regard, a Delaware corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation.

          Article Ninth of the Company's Certificate of Incorporation eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages in certain instances for breach of a director's fiduciary duty of care. Article IX of the Company's Bylaws provides that
(i) each director, officer and employee of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law subject to certain limitations, (ii) each indemnitee is entitled to be paid by the Company for its expenses in defending proceedings in advance of final determination, (iii) the right of indemnification provided therein shall not be exclusive, (iv) the Company is authorized to enter into contracts with any director, officer, employee or agent of the Company which provide for indemnification equivalent to or greater than provided in Article IX, and (v) the Company is required to maintain insurance to the extent reasonably available to protect itself and any such director, officer, employee or agent.

          Consistent with Article IX of the Company's Bylaws, the Company has entered into individual Indemnification Agreements with its directors and officers. The Indemnification Agreements, among other things, provide mandatory indemnification protection in excess of that provided by Delaware corporation law. The Indemnification Agreements provide certain procedures relating to indemnification and advancement of expenses.

          In addition, the Company currently carries limited insurance coverage for its directors and officers. The Indemnification Agreements provide protections beyond those currently available from the Company's existing director's and officer's liability insurance.

          As a result of the foregoing, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents, as such, with respect to the Company.

          To the extent of the indemnification rights provided by the Delaware statutes and provided by the Company's charter, bylaws and indemnification agreements, and to the extent of the Company's abilities to meet such indemnification obligations, the officers, directors and agents of the Company would be beneficially affected.


                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following are all expenses of this issuance and distribution. There are no underwriting discounts or commissions.


-------------------------------------------------
Item                                   Amount (1)
-------------------------------------------------
SEC Registration fees                        $876
-------------------------------------------------
Blue sky fees                              $4,000
-------------------------------------------------
Printing                                   $5,000
-------------------------------------------------
Transfer Agent                             $1,000
-------------------------------------------------
Information Agent                          $7,000
-------------------------------------------------
Legal                                     $35,000
-------------------------------------------------
Accounting                                 $5,000
-------------------------------------------------
Miscellaneous                              $5,124
-------------------------------------------------
TOTAL                                     $63,000
-------------------------------------------------


(1)  Estimate

                     RECENT SALES OF UNREGISTERED SECURITIES


          On April 10, 1997 the Company issued warrants to purchase 90,000 shares of its Common Stock to John F. Bishop and J. Bradford Bishop (together, the "Bishops") in consideration for the loan of $600,000 by the Bishops to the Company pursuant to the Subordinated Loan Agreement. These warrants were canceled on October 15, 1997. See "Interests of Management and Others in Certain Transactions--Subordinated Loan."

          The Company issued debt securities to Silicon Valley Bank
evidencing cash loans of up to $500,000.  See "The Company--Bank Line."   The
Company also issued debt securities to the Bishops evidencing cash loans of up to $1,000,000, and such loans have been repaid with the proceeds of the Bishop Family Trust Loan Facility. See "Interests of Management and Others in Certain Transactions--Subordinated Loan" and "--Bridge Loans." In addition, the Company issued debt securities to the Bishop Family Trust
evidencing cash loans through November 10, 1997 of $1,100,000.   See "The
Company--Bishop Family Trust Loan Facility."   No underwriting discounts or
commissions were paid in connection with the issuance of the foregoing debt securities.


       The securities were not registered under the Securities Act of 1933 in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act or by Regulation D of the Commission.

                                    EXHIBITS

          Filed as part of this Form SB-2 Registration Statement or incorporated by reference are the following exhibits.

Exhibit
Number

3(a) Company's Certificate of Incorporation, filed on April 29, 1987, and Certificate of Amendment of Certificate of Incorporation, filed February 8, 1993, previously filed on February 12, 1993, as Exhibit 3(a) to Form 10-QSB Quarterly Report for quarter ended December 31, 1992, and incorporated herein by reference.

3(b)   Company's Bylaws, previously filed June 25, 1987 (File No. 0-5351), as
       Exhibit 3(b) to Form 8-K, and incorporated herein by reference.


5(a) Opinion of Bainbridge Group, a Law Corporation, as to the legality of the securities covered by the Form SB-2 Registration Statement.


10(a) Standard Form Lease dated August 18, 1995, by and between Berg & Berg Developers, as landlord, and the Company, as tenant, covering the Company's manufacturing facility located at 1745 McCandless Drive, Milpitas, California, previously filed on December 29, 1995, as Exhibit 10(a) to Form 10-KSB Annual Report for fiscal year ended September 30, 1995 (the "1995 Annual Report"), and incorporated herein by reference.

10(b) Loan and Security Agreement dated March 10, 1992, between the Company and Silicon Valley Bank, previously filed on May 14, 1992, as Exhibit 10(a) to Form 10-Q Quarterly Report for quarter ended March 31, 1992, and incorporated herein by reference.

10(c) Amendment to Loan Agreement dated December 20, 1994, between the Company and Silicon Valley Bank, previously filed on December 29, 1994, as
       Exhibit 10(h) to the 1994 Annual Report, and incorporated herein by reference.

10(d) Loan Modification Agreement dated as of November 27, 1995, between the Company and Silicon Valley Bank, previously filed on December 29, 1995, as Exhibit 10(i) to the 1995 Annual Report, and incorporated herein by reference.

10(e) Loan Modification Agreement dated as of June 28, 1996, between the Company and Silicon Valley Bank, previously filed on August 13, 1996, as
       Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended June 30, 1996, and incorporated herein by reference.

10(f) Loan Modification Agreement dated as of November 15 , 1996 between the Company and Silicon Valley Bank, previously filed on December 30, 1996, as Exhibit 10(f) to Form 10-KSB Annual Report for fiscal year ended September 30, 1996 (the "1996 Annual Report"), and incorporated herein by reference.

10(g) Loan Modification Agreement dated as of January 15, 1997, between the Company and Silicon Valley Bank, previously filed on May 13, 1997, as
       Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997, and incorporated herein by reference.

10(h) Loan Modification Agreement dated as of March 5, 1997, between the Company and Silicon Valley Bank, previously filed on May 13, 1997, as
       Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997, and incorporated herein by reference.

10(i) Loan and Security Agreement dated as of October 15, 1997, between the Company and the Bishop Family Trust. (1)

10(j) Fixed Price Subcontract dated August 15, 1997, between the Company and ManTech Systems Engineering Corporation. (1)


*10(k) Employment Agreement dated as of October 1, 1995, between the Company and
       John F. Bishop, previously filed on December 29, 1995, as Exhibit 10(k) to the 1995 Annual Report, and incorporated herein by reference.

*10(l) Amendment dated November 20, 1996 to Employment Agreement between the
       Company and John F. Bishop, previously filed on December 30, 1996, as
       Exhibit 10(i) to the 1996 Annual Report, and incorporated herein by reference.

*10(m) Company's medical reimbursement plan (entitled "Full Medical Coverage") covering certain officers, previously filed on December 23, 1981 (File No. 0-5351), as Exhibit 10(o) to Form 10-K Annual Report for fiscal year ended September 30, 1981, and incorporated herein by reference.

*10(n) Company's Tax and Financial Counseling reimbursement plan covering officers, previously filed on December 23, 1981 (File No. 0-5351), as
       Exhibit 10(p) to Form 10-K Annual Report for fiscal year ended September 30, 1981, and incorporated herein by reference.

*10(o) Written description of EIP Bonus Plan for Fiscal 1997, previously filed on December 30, 1996, as Exhibit 10(l) to the 1996 Annual Report, and incorporated herein by reference.

*10(p) Second Amended and Restated 1994 Stock Option Plan, previously filed on
       December 30, 1996, as Exhibit 10(n) to the 1996 Annual Report, and incorporated herein by reference.

*10(q) Non-qualified Stock Option Agreement-Form, previously filed on December
       29, 1995, as Exhibit 10(v) to the 1995 Annual Report, and incorporated herein by reference.

*10(r) Incentive Stock Option Agreement-Form, previously filed on December 29,
       1995, as Exhibit 10(w) to the 1995 Annual Report, and incorporated herein by reference.

10(s) Indemnification Agreement dated July 15, 1992, between the Company and J. Bradford Bishop, previously filed on December 20, 1992, as Exhibit 10(n) to Form 10-KSB Annual Report for fiscal year ended September 30, 1992 (the "1992 Annual Report"), and incorporated herein by reference.

10(t) Indemnification Agreement dated July 15, 1992, between the Company and Robert D. Johnson, previously filed on December 20, 1992, as Exhibit 10(o) to the 1992 Annual Report for fiscal year ended September 30, 1992, and incorporated herein by reference.

10(u) Indemnification Agreement dated July 15, 1992, between the Company and James J. Shelton, previously filed on December 20, 1992, as Exhibit 10(p) to the 1992 Annual Report for fiscal year ended September 30, 1992, and incorporated herein by reference.

10(v) Indemnification Agreement dated July 15, 1992, between the Company and J. Sidney Webb, Jr., previously filed on December 20, 1992, as Exhibit 10(q) to the 1992 Annual Report for fiscal year ended September 30, 1992, and incorporated herein by reference.

10(w) Indemnification Agreement dated July 15, 1992, between the Company and John F. Bishop, previously filed on December 23, 1993, as Exhibit 10(m) to Form 10-KSB Annual Report, for fiscal year 1993 (the "1993 Annual Report"), and incorporated herein by reference.

-----------------------------------
*      Management contract or compensatory plan or arrangement.

(1)    To be filed by amendment.

10(x) Indemnification Agreement dated February 13, 1996, between the Company and Michael E. Johnson, previously filed on May 9, 1996, as Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended March 31, 1996, and incorporated herein by reference.


10(y) Indemnification Agreement dated February 19, 1997, between the Company and Lewis R. Foster, previously filed on May 13, 1997, as Exhibit 10(c) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997, and incorporated herein by reference.

10(z) Indemnification Agreement dated February 19, 1997, between the Company and Ivan Andres, previously filed on May 13, 1997, as Exhibit 10(d) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997), and incorporated herein by reference.

10(aa) OEM Purchase Agreement effective on May 28, 1997, previously filed on
       August 14, 1997, as Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended June 30, 1997, and incorporated herein by reference.

16 Letter dated November __, 1997 from Price Waterhouse LLP to the Securities and Exchange Commission, previously filed on November __, 1997, as Exhibit 16 to Form 8-K/A Current Report, and incorporated herein by reference. (1)



21     Subsidiaries of the Company, previously filed on December 30, 1996, as
       Exhibit 21 to the 1996 Annual Report, and incorporated herein by reference.


23(a) Consent of Bainbridge Group, a Law Corporation, to the reference to it as counsel who has passed upon certain information contained in the Prospectus.

23(b)  Consent of Price Waterhouse LLP. (1)

-----------------------------------
(1)    To be filed by amendment.


                                  UNDERTAKINGS

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


          In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Milpitas, California on November 7, 1997.


                              EIP MICROWAVE, INC.


                              By:  /s/ Lewis R. Foster
                                   -------------------------------------
                                   Lewis R. Foster
                                   President and Chief Operating Officer



          In accordance with the requirements of the Securities Act of 1933, this amendment to the registration statement was signed by the following persons in the capacities and on the dates indicated.





November 7, 1997              /s/ Lewis R. Foster
                              ----------------------------------------
                              Lewis R. Foster
                              President and Chief Operating Officer

November 7, 1997              /s/ John F. Bishop
                              ----------------------------------------
                              John F. Bishop
                              Vice Chairman, Treasurer, Secretary, and Director
                              (Principal Financial Officer)

                              ----------------------------------------
                              Michael E. Johnson
                              Director

November 7, 1997              /s/ Robert D. Johnson
                              ----------------------------------------
                              Robert D. Johnson
                              Director

November 7, 1997              /s/ J. Sidney Webb
                              ----------------------------------------
                              J. Sidney Webb
                              Director

November 7, 1997              /s/ J. Bradford Bishop
                              ----------------------------------------
                              J. Bradford Bishop
                              Chairman of the Board, Chief Executive Officer
                              and Director
                              (Principal Executive Officer)

November 7, 1997              /s/ E. O. Bince
                              ----------------------------------------
                              E. O. Bince
                              Controller (Principal Accounting Officer)

                                INDEX TO EXHIBITS


Exhibit No.              Description
-----------              -----------

     5(a) Opinion of Bainbridge Group, a Law Corporation, as to the legality of the securities covered by the Form SB-2 Registration Statement.


     10(i) Loan and Security Agreement dated as of October 15, 1997, between the Company and the Bishop Family Trust. (1)

     10(j) Fixed Price Subcontract dated August 15, 1997, between the Company and ManTech Systems Engineering Corporation. (1)


     23(a) Consent of Bainbridge Group, a Law Corporation, to the reference to it as counsel who has passed upon certain information contained in the Prospectus.


     23(b)     Consent of Price Waterhouse, LLP. (1)

-----------------------------------
(1)    To be filed by amendment.